UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549




FORM 10-SB/A

GENERAL FORM FOR REGISTRATION OF
SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12 (b) or (g) of The Securities Exchange Act of 1934

Commission file number 0-31152


                         Lifen, Inc.
(Name of Small Business Issuer in its charter)

                      Delaware
76-0585701
             (State or other jurisdiction of              (I.R.S. Employer
Identification No.)
                  incorporation or organization)

444 Madison Avenue, Suite 1710, New York, NY 10022
(Address of principal executive offices)

212-750-7878
Issuer's telephone number

          Securities to be registered pursuant to Section 12(b) of the Act.

          Title of Each Class                                 Name of each
exchange on which registered

               NONE

          Securities to be registered pursuant to Section 12(g) of the Act.

               Common Stock, $.0001 par value.
                    (Title of Class)









FORM 10-SB/A
LIFEN, INC.

TABLE OF CONTENTS


     FORWARD LOOKING STATEMENTS3

     PART 1

     ITEM 1.   Description of Business3
     ITEM 2.   Plan of Operation18
     ITEM 3.   Description of Property21
     ITEM 4.   Security Ownership of Certain Beneficial Owners
               and Management21
     ITEM 5.   Directors, Executive Officers, Promoters, and
               Control Persons22
     ITEM 6.   Executive Compensation23
     ITEM 7.   Certain Relationships and Related Transactions24
     ITEM 8.   Description of Securities                              24

     PART II

     ITEM 1.   Market Price of and Dividends on the Registrant's
               Common Equity and Related Stockholder Matters          25
     ITEM 2.   Legal Proceedings                                   26
     ITEM 3.   Changes in and Disagreements with Accountants          26
     ITEM 4.   Recent Sale Of Unregistered Securities                    26
     ITEM 5.   Indemnification of Directors and Officers               29

     PART F/S

               Financial StatementsF-1 to F17

     PART III

     ITEM 1.   Index to Exhibits30
     ITEM 2.   Description of Exhibits

     Signatures30


      FORWARD LOOKING STATEMENTS

Some of the information contained in this Form 10-SB may constitute forward-looking statements or statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on current expectations and projections about future events. The words "estimate", "plan", "intend", "expect", "anticipate" and similar expressions are intended to identify forward-looking statements which involve, and are subject to, known and unknown risks, uncertainties and other factors which could cause the Company's actual results, financial or operating performance, or achievements to differ from future results, financial or operating performance, or achievements expressed or implied by such forward-looking statements. Projections and assumptions contained and expressed herein were reasonably based on information available to the Company at the time so furnished and as of the date of this filing. All such projections and assumptions are subject to significant uncertainties and contingencies, many of which are beyond the Company's control, and no assurance can be given that the projections will be realized. Potential investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release any revisions to these forward looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

PART 1

ITEM 1.  DESCRIPTION OF BUSINESS

(a) Business Development

The Company was incorporated under the laws of the state of Delaware on November 10, 1997 under the name Digivision International, Ltd., and the Company's name was changed to Lifen, Inc. (the "Company") on June, 22, 2000. The Company is a development stage company with no present operations.
The Company has not been involved in any bankruptcy, receivership or similar proceedings. There has been no material reclassification, merger, consolidation or purchase or sale of significant assets not in the ordinary course of the Company's business. To date the Company has had no commercial operations and has been engaged in the development of its business plan, market research, initial web site development, and seeking initial financing in order to commence commercial operations.

In June, 1998, the Company began discussions with the principals of ThinkTanks Worldwide ("ThinkTanks") regarding their business venture. ThinkTanks had developed a preliminary plan to create an Internet based, content driven, multi-point Video Conferencing company, offering live, interactive connectivity to communities of users worldwide. The Company decided to become involved with ThinkTanks, and assisted with further development of their business plan. After additional market research and analysis, the Company determined that the ThinkTanks concept would require substantially more time and capital than originally estimated to develop and test market acceptance, raising the question of economic feasibility, and subsequently ended its participation in the project. In early 1999, the Company began development of a conceptual plan for a health and wellness related business, which has been further defined and expanded as discussed below.

(b) Business of Issuer

1.   Background

The Company's preliminary business plan encompasses the general subject areas of health, wellness, nutrition, fitness, and beauty, with a particular focus on the overweight population and obesity. The Company's objective is to establish a Wellness Center in Westchester County, New York, in conjunction with medical doctors and surgeons located in contiguous space, who specialize in treating overweight and obese patients, as well as complementary healthcare professionals such as nutritionists, physical therapists, chiropractors, and massage therapists. The objective is to provide an atmosphere that would enable members to follow the advice of their physicians under the supervision of fitness professionals. Current plans for the Lifen Wellness Center include providing fitness services; wellness programs emphasizing preventive care; non-medical after-care for obesity surgery patients; counseling regarding diet, nutrition, exercise, fitness, and beauty; and also selling products such as nutritional supplements. In addition, the Company is developing an Internet web site which will provide information to the members of the Lifen Wellness Center and others who are interested in learning about wellness, weight management, obesity and related problems. The web site will provide a venue for inter-action for members and others to benefit from the exchange of information, ideas and experiences. In addition to providing health and wellness information on a wide variety of topics on its web site, the Company intends to develop e-commerce business, and provide the ability for users to develop chat communities for health and wellness related interests.

Overview of Overweight Population and Obesity

While the country's population has become diet-focused, people are getting fatter. From 1991 to 1998, the percentage of obese adults- defined as those with a body mass of 30 or higher- increased from 12 percent to 18 percent, a 50 percent increase, according to The Center for Disease Control. Obesity affects 70 million Americans, causing 300,000 deaths annually and costing $100 billion, according to the American Obesity Association. Obesity is the second leading cause of death after smoking. Being obese or overweight increases the risk of hypertension, heart disease, stroke, diabetes and some cancers. Government studies show that over the past 20 years, Americans increased their food intake by 150 to 299 calories per day, without an overall increase in their physical activity. About 45 percent of women and 25 percent of men are trying to lose weight at any one time, but only one-fifth are using the recommended combination of fewer calories and increased exercise, and thus most dieters are unsuccessful. Americans spend more than $33 billion a year on weight-loss products and services, which is about one- third of the estimated costs of treating obesity.

According to " The Physician and Sportsmedicine", June, 1998, about twenty percent of American children are overweight enough to be considered obese. Also, childhood obesity tends to mature into adulthood obesity, with about one third of obese children becoming obese adults. More than one half of the children population is considered to be inactive, which is a large factor in the obesity problem, and physical activity decreases sharply during adolescence. Much of this decrease results from surroundings that promote inactivity and the less participation in physical education classes.

An overweight population results in increased diseases, disabilities and absenteeism from business, with related economic impact upon society and individuals. In a society that places emphasis on physical appearance, being overweight leads to negative psychological consequences. There is a great demand for services that will be helpful for overweight people to become more fit and healthy, so that they may live a longer and more productive lifestyle and enjoy a better quality of life.

In regard to obesity, various media sources have emphasized the problem, and former Surgeon General C. Everett Koop has described obesity as the next health care crisis in America.

      II.  Lifen Wellness Center

The planned purpose of the Lifen Wellness Center is to provide professional services to improve the health, fitness, nutrition, and physical appearance of its members, through an integrated approach involving many potential therapies available. The Trends Research Institute of Rhinebeck, New York has identified the integration of traditional and complementary medicine as one of the top ten trends of the decade.

As the business of the Wellness Center develops, the Company intends to add more services with greater variety to meet the goal of attracting a broad client base. The Company intends to provide only services that do not require it to obtain medical licenses. However, the Wellness Center will remain unique because of its planned strong relationship with medical professionals. The Company is not authorized or qualified to engage in any activity which may be construed or be deemed to constitute the practice of medicine and intends to be an independent supplier of non-medical services only. As part of its marketing effort, the Company plans to make medical professionals aware of its services, so that they may refer patients, such as those who are overweight or obese, to the Company.

The Wellness Center intends to emphasize programs designed and monitored by external professional health care personnel, including physicians ( some with special training in obesity and morbid obesity), nutritionists, exercise physiologists, psychologists, acupuncture experts, and others. The Association for Morbid Obesity Support defines morbid obesity as an overweight condition of 100 pounds or more over the ideal body weight according to the Metropolitan Life Insurance Company Height/Weight Tables. Also, according to another definition, morbidly obese individuals have a Body Mass Index of 40 or greater. Body Mass Index ("BMI") is a body measurement used to evaluate an individual's weight status and potential health risk. BMI is calculated by multiplying weight in pounds by 700, then dividing the result by height in inches and dividing that result by height in inches. Generally the higher the BMI, the higher the health risk of an individual. A BMI of 24 or less is considered healthy. The use of BMI has been recommended by the Centers of Disease Control and Prevention. Morbid obesity is a condition in which the body accumulates excessive fatty tissue to the point that it interferes with normal bodily functions and/or causes other medical problems which are called co-morbid conditions.

The planned wellness programs will include the education of patients or clients with regard to the importance of weight control and the potential problems which may result from being overweight, and the disease of obesity and its complexity. In addition, easy access for obtaining wellness-enhancing products will be provided.

The Wellness Center intends to attract the following types of members:

First tier:
     A. Overweight or obese members, who are patients of medical professionals.
     B. Members with poor nutritional habits- will provide nutritional counseling and exercise therapy.
     C. Members with medical conditions related to obesity or fitness. Second tier:
     A. Members who desire improvement in fitness and exercise physiology. B.Members who have undergone weight loss and now desire or need to maintain a stable weight with exercise programs.
Third tier:
     A. Formerly overweight or obese members who desire to become more fit.
     B. Overweight or obese members who are successfully losing weight and desire beauty or appearance enhancement.
The value of the Lifen Wellness Center will lie not only in treating overweight people, the condition of obesity and its co-morbid conditions, but will also offer a preventive means to treat a condition of epidemic proportions. Co-morbid conditions are medical problems that themselves can be caused by obesity, and include problems or medical conditions such as diabetes, hypertension, gastroesophageal reflux diseases, sleep apnea, and osteoarthritis. The Center's focus on the overweight population and obesity may potentially help to develop business and economic relationships with HMO's, health insurance companies, life insurance companies, and large corporations.

The Lifen Wellness Center intends to focus not only on overweight conditions and obesity, but also other health problems that can be reduced by preventive measures, such as cardiac disease or arteriosclerosis. The Center will have advantages over competitors, such as traditional fitness centers and health clubs, because of its relationship with the neighboring health care professionals, including physicians, nurses, nurse practitioners, nutritionists, physical therapists, etc. In the absence of well organized solutions to weight management problems and obesity, the Company feels that a Wellness Center with strong medical affiliations offering varied holistic and traditional medical therapies will present an attractive choice.

Wellness Center Operations

The Wellness Center will be located, sized, designed, constructed and managed in response to a thorough understanding of the local marketplace. The Company intends to conduct an analysis that will include such factors as an economic base study, business community profile, study of competitive facilities, detailed financial analysis and other factors necessary for a complete business analysis. Based on this information and a market research survey, the Company will develop its final plans for the Wellness Center. Currently, the Company plans to occupy a specially designed building that will include its preventive care operations and a separate neighboring medical care facility owned by a professional medical corporation, which may be affiliated with the Company.

The planned Wellness Center will have a full complement of exercise equipment, free weights, and a room for group classes for certain activities. In the design of the Wellness Center, consideration will be given to features such as parking; a day care facility for children; a swimming pool; special modifications to accommodate overweight clients, including modification to equipment (such as larger seats on exercise bicycles), extra space between exercise machines, and an exercise room floor designed so that it will be easier for these members to lie down and stand up during exercise classes. Consideration will be given to providing a separate fitness room for overweight members so that they will have a non-threatening and more comfortable environment for their exercise sessions. In addition to the operational considerations involved, the final design of the Wellness Center will be highly dependent on the Company's ability to raise the required capital. As an alternative to building a new Wellness Center, the Company intends to evaluate local related businesses with the objective of finding a suitable existing facility for initial operations.

The Company plans to recruit a staff of physical trainers who have experience working with the types of people who fit the core profile of the Wellness Center's targeted market, those who have problems such as overweight conditions, obesity, heart disease, diabetes, etc. The emphasis will be on providing individual attention to members. In addition, the staff will include beauty professionals who will provide advice, instruction and information regarding beauty, make-up, physical appearance, etc.

The Company intends to enter into a services agreement with professional medical and other health care providers who will occupy contiguous space in the Wellness Center's building. The Company plans to lease space to the professional medical corporation and provide non medical comprehensive business and office management services on a contractual basis.

The beginning phase of the business will include activities such as fund raising; finding a suitable location; interior design and construction; establishing relationships with medical professionals, beauty experts, and fitness equipment vendors; recruiting a staff; development of a marketing program for individual and corporate clients; and launching its web site.

The Company plans to open additional Wellness Center facilities in strategic locations, after the initial Wellness Center achieves satisfactory results and performance. The operating systems and procedures will be designed with the objective of establishing standard systems for future multiple locations. The Company will have to raise additional capital in order to open additional locations, and no assurance can be given that additional capital can be raised.

The Wellness Industry

The Wellness industry is fragmented and encompasses a broad range of businesses that are focused on areas such as health, fitness, nutrition, and beauty. The industry includes medical practitioners and facilities, wellness centers, health and fitness clubs, spas, manufacturers of traditional and alternative medical, nutritional and beauty related products.

III. Lifen, Inc.'s Web Site

Lifen, Inc.'s web site is being designed to provide consumers with a variety of healthcare content, including information on acute ailments, chronic illnesses, nutrition, fitness, and wellness, and access to medical databases, publications, and real-time medical news. In addition, the Company intends to offer various interactive communities consisting of chat support groups. The planned content to be provided on a web site and the chat support groups will not require medical licensing on the part of the Company. The support groups will enable users to share experiences with others who face, or have faced, similar health conditions, making the entire group's experience available to each member.

The Lifen web site is currently under development, but may be viewed at www.lifen.com. To visit the web site, enter "lifenc" as the User Name and enter "wellness" as the Password.

The Company intends to develop relationships with affiliates, who will provide their users easy access to the information and services offered on the Company's website. These relationships will provide the opportunity for broad exposure of the Company's brand, direct traffic to the Company's website, and acquire and distribute related local content. The Company intends to expand its network by continually establishing relationships with affiliates that have the ability to direct users to its network.

The Company feels that health-concerned consumers are highly motivated in their need to find accurate information for use in their lives. The Company intends to develop a respected brand that consumers will rely on for such information and for related e-commerce opportunities. The Company's planned business model consists includes earning advertising, subscription and e-commerce transaction revenues from advertisers, merchants, manufacturers, and healthcare organizations who desire to reach a highly targeted community of healthcare consumers on the Internet. Advertisers will be able to target very specific markets, such as those people interested in a particular disease or in focusing on a particular health condition.
Internet Industry Background

The Internet has become an interactive mass communications and commerce medium enabling millions of people worldwide to share information, create communities of those with similar interests, and conduct business electronically. According to an industry research firm, the number of worldwide Internet users is projected to increase from approximately 100 million in 1998 to approximately 320 million in 2002. The Internet has features and functions that are unavailable in traditional media, offering real-time access to dynamic and interactive content and instantaneous communication among users. These features, together with the rapid growth of the Internet, have resulted in a powerful and fast expanding direct marketing and sales medium. In addition to the advantages provided to advertisers, on-line merchants have the ability to reach a vast audience and operate with lower costs and greater economies of scale, while offering consumers larger selections, lower prices, and greater convenience than conventional retailing.

Several portals have established themselves as leading pathways for a broad variety of information. Portals are entry points or starting sites for the World-Wide Web, combining a mixture of content and services and a home base for its audience with features like customizable start pages to guide users through the Internet, e-mail, a wide variety of chat rooms and message boards, personalized news, shopping capabilities and advanced search engines. Internet users are supplementing these portals with subject specific vertical portals, which are portal web sites with tightly focused content and services geared toward a particular audience or industry. These vertical portals use brand awareness driven by high quality topical content and significant market resources to establish themselves as destinations for highly concentrated groups of users.

On-line communities have developed that allow users with similar interests to engage in interactive activities. Current technology provides users flexibility in creating and personalizing content. The on-line communities are valuable to users interested in healthcare topics, particularly since medical information may be complex.

Healthcare is the largest segment of the United States economy, representing an annual expenditure of approximately one trillion dollars. Health and medical information is one of the fastest growing areas on the Internet. According to Cyber Dialogue, an industry research firm, during the 12 month period ended July, 1998, approximately 17 million adults in the United States searched on-line for health related information, and approximately 50 percent of them made off-line purchases after using the Internet. Cyber Dialogue estimates that the number of adults in the United States using the Internet for health related information will increase to approximately 30 million in the year 2000, and that they will spend approximately $150 billion for all types of health related products and services off-line. Therefore, companies that establish a strong brand identity as a reliable source of on-line healthcare information and services will have a significant opportunity for multiple sources of e-commerce revenue.

Internet Business Strategy

The Company's planned Internet business strategy includes the following key elements:

Establish the Company's Brand. The Company intends to allocate sufficient resources to develop and build brand recognition through on-line advertising, general advertising, strategic alliances, and other marketing activities. A marketing campaign will be planned to create awareness of the Lifen, Inc. brand among consumers, healthcare organizations, businesses, Internet portals, and other websites. The Company intends to enhance its brand through the experience and contacts of its health and fitness principals, and through association with other professionals in the healthcare field.

Provide High Quality Healthcare Content. Lifen, Inc. intends to provide consumers with high quality healthcare content, including information on wellness, acute ailments, chronic illnesses, nutrition, and fitness, and access to medical databases, publications, and real-time medical news. This information will be obtained from established authoritative sources in the field. The Company plans to integrate the latest healthcare information on a wide variety of topics with interactive communities and tools, and opportunities to purchase healthcare and related products and services on-line. Providing such high quality healthcare information will be a competitive advantage that should help to attract users to the Company's website, increase page views per visit, and promote consumer loyalty.

Provide an Attractive Advertising Website. The Company intends to target specific users, which, with the interactive nature of the website being developed, should be of appeal to healthcare, pharmaceutical, fitness, nutrition, and other companies that advertise on the Internet. By identifying users interested in certain health related subjects, or special health conditions, Lifen, Inc. feels that it should be able to deliver advertising in a highly selective manner, resulting in higher advertising rates.

The Lifen, Inc. Network. The Company plans to develop a consumer and business-to-business focused interactive website which will provide comprehensive healthcare information and services, as well as affiliate relationships with portals, other websites, healthcare organizations and traditional media outlets. The planned website will integrate dynamic healthcare information on a wide variety of subjects, interactive communities and tools that enable users to personalize their experience and opportunities to purchase healthcare related products and services on-line. The successful development of affiliate relationships should provide broad exposure of the Lifen, Inc. brand, steer large volumes of traffic to the Company's site, and acquire and distribute relevant content at the local level. Logos and credits will be displayed on every web page displayed in order to help build brand awareness and attract users to the Company's website.

Provide E-Commerce Offerings. The Company intends to include e-commerce transactions offered by third parties in its network. Merchants, manufacturers, and service providers will have access to selectively targeted health conscious consumers through the Lifen, Inc. website and links will be provided to the Company's portal affiliates. The Company intends to offer provider arrangements to various third parties and obtain a transaction fee for sales referred by the Lifen, Inc. website, or an anchor tenant rental fee. Anchor tenants are companies or advertisers that attract major traffic to a web site, similar to an anchor tenant in a retail shopping mall. The anchor tenant rental fees will be paid by on-line merchants in exchange for a prominent link to their on-line stores. The Company feels that e-commerce merchandising will attract users to its website and help to promote user loyalty.

Develop On-Line Wellness Communities. The Company intends to offer registered users free access to various wellness communities of hosted chat support groups. The communities will be organized by health topics, such as weight management, obesity, diet, nutrition, fitness, and selected chronic illnesses. The chat support groups will enable users with similar health related experiences to exchange information in a secure and anonymous on-line environment. These groups will be hosted by moderators experienced in the particular subject area being discussed. The Company feels that these communities and support groups will attract users to the Lifen, Inc. Network and foster loyalty. Also, by gathering users interested in a particular topic, the Company feels that it will be able to sell advertising in very selective manner, resulting in higher advertising revenue. In addition, e-commerce merchants will be offered the opportunity to market their products and services to a targeted base.

Lifen, Inc. Website. The Company intends to provide consumer focused information for the health-conscious public, those with health conditions, and those who have recovered from illness or injury, with an emphasis on ease of understanding. This information will include such topics as acute ailments, weight management, obesity, chronic illnesses, nutrition, fitness, wellness, and access to medical databases, publications, and real-time medical news.

IV. The Company's Services and Products

The Company's planned services and products presently include the following:

Management Services Provided to Medical Professional Corporation- A monthly management fee will be billed to the Medical Professional Corporation in the contiguous space for office rent, administrative and financial services, real estate management, marketing, development of business strategies and other business consulting.

Wellness Center Memberships- Individual memberships will be sold, which will include an initiation fee. Arrangements will be made to automatically bill monthly charges for members to their credit card, thus greatly minimizing billing and collection effort and also providing efficient cash flow.

Wellness Center Services and Products- The Company intends to sell services and products in its Wellness Center, such as personal training sessions, massages, nutritional supplements, basic refreshments, and fitness apparel.

Sale of Wellness Services to Corporate Clients- Customized wellness services will be marketed to corporations, and may be performed at the client's location or at the Company's Wellness Center. In addition, corporate memberships for the Company's Wellness Center will be offered at a special rate. The benefits of corporate wellness programs include healthier employees, reduced absenteeism, increased productivity and morale, and potentially reduced health care costs.

The customized wellness services will include services such as the following:

Design of over-all wellness programs, utilizing medical professionals as required. The program design phase will include budget considerations and such activities as choosing specific tests, services, workshops, follow-up plan and developing a complete schedule. Wellness Programs will include: screening programs for blood pressure, lipid /cholesterol profile, diabetes, prostate cancer, and other selected conditions; health information and testing services for allergies, backpain, cancer detection and prevention, cardiac health, nutrition, weight management, stress management, stroke prevention, men's health, women's health, and travel health. Wellness Workshops will be developed to provide information for adopting and maintaining an over-all healthy lifestyle, complementary and alternative medicine, worksite health and safety programs for cardiopulmonary resuscitation (CPR), first aid, and injury prevention.

e-Commerce- The Company will offer health related products and services on its web site as an affiliate of various third party companies, earning transaction fees on such sales. Also, Lifen, Inc. plans to expand its web site to link interested commercial participants in the health and wellness industry in an efficient business to business exchange where users can purchase health, fitness, nutrition and beauty products and services. The Company is not planning to maintain inventory or perform order fulfillment services.

Web Site Advertising- The Company plans to offer advertising space on its web site to companies that may be interested in the Wellness marketplace and the demographic representation of the Company's user base.

Web Site Content and On-Line Communities- Lifen, Inc. plans to offer healthcare content on a variety of topics and provide access to interactive communities consisting of chat support groups.
Lifen, Inc.'s Marketing Strategy

In order to achieve its business objectives and penetrate its target markets, the Company's marketing strategy will consist of utilizing various tools and resources including the following:

Market Research- The Company plans to develop and conduct a market research survey in the targeted geographical area of Westchester County, New York to determine specific health and wellness needs and interests, as well as demographic characteristics of the local population. Market research will also be conducted with local corporations in order to get their feedback. The results of the market research will be reviewed and evaluated for use in the final choice of a location, the design of the Wellness Center and equipment complement, and also for providing information for web site content.

Corporate Identity and Marketing Material- The Company intends to develop a corporate identity and awareness campaign, including marketing material such as graphics, brochures, multimedia, and vertical market presentations. Where possible, marketing material will be made available on the Company's web site in order to provide quick delivery, as well as minimizing printing and mailing costs.

Advertising- Lifen, Inc. intends to develop an advertising program utilizing the services of an advertising agency with experience in the health care and Internet industries. The program would include such activities as advertising in consumer, trade, and industry publications related to the Company's target markets. The main thrust of the advertising would be to establish the identity of Lifen, Inc. and the Wellness Center, the branding of its services, and to emphasize the benefits of those services to prospective clients. The agency would also be involved in the design and development of the Company's web site.

Corporate Public Relations- Lifen, Inc. plans to retain a public relations firm to develop a public relations campaign, working with Company principals and the advertising agency. The objective of the corporate public relations campaign will be to develop market visibility and to help establish and position the Company in its niche in the health care marketplace. The firm will also be involved with other activities, such as planning speeches, advance work for conferences and trade shows, assistance with the creation of marketing materials, and special announcements.

Sales and Marketing Staff- The Company intends to employ sales and marketing personnel as needed to obtain business for its Wellness Center. The Company believes that its principals and planned initial staff will be able to handle the preliminary development of the business. As activity increases and a broader presence is established, it will be necessary to support the operations and sales efforts with new and creative marketing programs and additional staffing.

Pre-Opening Marketing Program- Lifen, Inc. intends to develop a pre-opening marketing program in order to make individuals and corporations in the local community aware of the planned Wellness Center, and to offer the sale of memberships in advance of the grand opening. Consideration will be given to special discounted initiation fees for advance memberships.

Grand Opening Program- The Company intends to develop a grand opening program to publicize the official opening of the Wellness Center. This program would include such activities as special advertising and promotions; invitations to the local private, business and medical community for facility tours; and a grand opening celebration event.

Web Site- The Company intends to design its Internet web site with the objective of providing one of the initial pro-active sales and marketing activities. The web site design will emphasize functionality and ease of use.

Strategic Relationships- The Company intends to enter into strategic relationships with on-line, media distribution, and healthcare companies. The objective of such relationships is to enhance the Company's brand, increase the number of e-Commerce transactions, generate traffic on the Lifen web site and capitalize on potential additional revenue opportunities.

Health Fairs- Lifen, Inc. intends to provide health fairs for the corporate wellness marketplace, tailored for the needs and interests of corporate clients. Requirements for wellness services vary among companies. The most important issues for a corporate client will be identified and services and wellness topics will be selected for a health fair. For example, one client may be interested in weight management, smoking cessation, and work/life balance, while another client may be interested in assessment of physical fitness levels, education regarding prevention of health problems, and nutrition. The health fair may be a one day event or conducted over several days. Special activities such as lunch time cooking demonstrations and/or exercise classes may be included, at the client's discretion.

Direct Mail- The Company intends to utilize direct mail marketing campaigns, utilizing specialized mailing lists for the target markets.

Conferences and Trade Shows- Lifen, Inc intends to participate in selected national and regional industry conferences and trade shows based on market research. In addition, Lifen, Inc. intends to sponsor its own events in key markets. This marketing activity will be an opportunity to create a professional image and increase Company awareness.

Competition

In regard to the Internet portion of the Company's planned business, a large number of companies compete for users, advertisers, e-commerce transactions, and other sources of on-line revenue. The number of Internet web sites offering healthcare content, products and services is very large and increasing at a fast rate. In addition, traditional media and healthcare companies compete for consumers both through traditional methods as well as through new Internet initiatives. The competition for healthcare consumers will continue to increase as the Internet grows as a commercial medium.

The Company will be competing directly for users, advertisers, e-Commerce merchants, and affiliates with numerous Internet and non-Internet businesses. The Company believes that competition in the Internet marketplace will be based primarily on the quality and market acceptance of healthcare content, brand recognition, and the quality and market acceptance of new enhancements, features and tools. The Company's competitors have substantial competitive advantages, including: the ability to offer a wider array of on-line products and services; larger operations and technical staffs; greater name recognition and larger marketing budgets and resources; larger customer and user bases; and substantially greater financial, technical, and other resources.

In order to be competitive, the Company must respond quickly and effectively to technological change, new standards, and innovations by competitors by continually enhancing its products and services, as well as its sales and marketing channels.

The Company's planned Wellness Center will compete with other health resource businesses that have a wellness focused environment and provide consumers with access to traditional and alternative health information. Most of these competitors will have significantly greater financial and other resources, larger facilities, multiple locations, provide a wider array of services, more experience providing services, and have longer established relationships with buyers of such services than the Company.

Government Regulation

Various federal, state and local laws regulate companies in the health care industry. The Company does not plan to offer healthcare services which are subject to such laws.

The following is a summary of some of the healthcare regulatory issues, which the Company does not believe will affect its operations:

Federal Law

Anti-kickback statute- The U.S. Federal anti-kickback statute prohibits the knowing and willfull solicitation, receipt, offer, or payment of any direct or indirect remuneration in return for the referral of patients or the ordering or purchasing of items or services payable under Medicare, Medicaid or other federal health care programs.

Self-referral law- Subject to certain limited exceptions, the Federal self-referral law, known as the "Stark Law", or "Stark II Law", prohibits physicians from referring their Medicare or Medicaid patients for the provision of "designated health services" to any entity with which they or their immediate family members have a financial relationship.

State Law

Anti-kickback laws- In addition to the Federal anti-kickback law, a number of states have enacted laws which prohibit the payment for referrals and other types of anti-kickback arrangements. Such state laws typically apply to all patients regardless of their source of payment.

Self-referral laws- In addition to the Federal Stark Law, a number of states have enacted laws that require disclosure of or prohibit referrals by health care providers to entities in which the providers have an investment interest or compensation relationship. In some states, those restrictions apply regardless of the patient's source of payment.

Corporate practice of medicine laws- The laws of many states prohibit business corporations from engaging in the practice of medicine through employment arrangements with physicians.

Fee-splitting laws- The laws of some states prohibit providers from dividing with anyone, other than providers who are part of the same group practice, any fee, commission, rebate, or other form of compensation for any services not actually and personally rendered.

Licensing laws- Every state imposes licensing requirements on individual physicians and on certain other types of healthcare providers and facilities. Many states require regulatory approval, including licenses to render care or certificates of need, before establishing certain types of health care facilities or offering services which entail the acquisition of expensive medical equipment. While the performance of management services on behalf of a medical practice does not currently require any regulatory approval, there can be no assurance that such activities will not be subject to licensure in the future.

RISK FACTORS

Lack of Operating History and Earnings. The Company was formed in November, 1997, and has no operating history or revenues. Most recently, the Company has been engaged in the development of a new business plan and the search for funding in order to commence commercial operations. Therefore, the Company must be considered to be a "start-up" operation and subject to all the risks inherent in a new business venture, many of which are beyond the control of the Company, including the inability to implement successful operations, lack of capital to finance acquisitions and failure to achieve market acceptance.

Reliance Upon Management. Presently, the Company is totally dependent upon the personal efforts of its current management. The loss of any officer or director of the Company could have a material adverse effect upon the business and future prospects of the Company. The Company does not presently have key-man life insurance upon the life of any of its officers or directors. Further, all decisions with respect to management of Company affairs will be made exclusively by current management. The Company will also employ independent consultants to provide business and marketing advice. Such consultants have no fiduciary duty to the Company or its shareholders, and may not perform as expected. The success of the Company will in significant part depend upon the efforts and abilities of management, including such consultants as may be engaged in the future. Additionally, as the Company implem ents its planned expansion of commercial operations it will require the services of additional skilled personnel. There can be no assurance that the Company can attract persons with the requisite skills and training to meet their future needs or, even if such persons are available, that they can be hired on terms favorable to the Company. See "MANAGEMENT."

Company Growth is Dependent on the Successful Implementation of the Company's Business Plan. It is currently anticipated that the Company's future growth will result from the development of its planned Wellness Center, the successful implementation of its Internet web site, development of brand awareness, the ability to attract viewers, and customers to its web site, the ability to develop strategic relationships, effectively responding to competition, future development and upgrading of its technology, the ability to attract and retain qualified personnel and the ability to obtain necessary financing on acceptable terms. Additionally, as the Company implements its business plan, there can be no assurance that there will not be substantial unanticipated costs and expenses associated with the start-up and implementation of such plan.

The Company's Financial Statements Contain a "Going Concern Qualification". The Company may not be able to operate as a going concern. The independent auditors' report accompanying the Company's financial statements contains an explanation that the Company's financial statements have been prepared assuming that the Company will continue as a going concern. Note 5 to these financial statements indicates that the Company is in the development stage and needs additional funds to implement its plan of operations. This condition raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company's audit report and financial statements are included herein as "PART F/S".

Ability to Fund Business Strategy. The Company's business strategy will require that substantial capital investment and adequate financing be available to the Company, for the development of operations and equipment and technology as needed. Should the Company be unable to obtain the amount of capital presently anticipated, the Company may be required to obtain financing through borrowings or the issuance of additional equity or debt securities, which could have an adverse effect on the value of the existing Common Stock.

Unproven Acceptance of the Company's Management and Marketing Plan - No Formal Market Surveys. Currently the Company plans to open a Wellness Center and implement an Internet based health and wellness web site. Although some companies have been very successful over the past several years, no formal market studies have been undertaken by the Company as of the date of this report. The Company intends to conduct a marketing survey in the future, subject to the availability of funds. In view of the fact that the Company itself has had no sales experience with services of this type, there can be no assurance that its planned services will achieve market acceptance (or sufficient market acceptance to make the Company's operations commercially viable) among its target market. The failure of the Company's services to achieve market acceptance (or sufficient market acceptance to make the Company's operations profitable), would have a material adverse effect on the Company's business and financial condition and could result in the failure of the Company to achieve, or sustain, viable commercial operations of any kind in the future.

Uncertainty As To Management's Ability To Control Costs And Expenses. With respect to the planned business operations of the Company, management cannot accurately project or give any assurance, with respect to its ability to control development and operating costs and/or expenses in the future. Consequently, even if the Company is successful in implementing its planned commercial operations (of which there can be no assurance), if management is not able to adequately control costs and expenses, such operations may not generate any profit or may result in operating losses.

Possible Adverse Effect of Federal and State Laws That Prohibit the Corporate Practice of Medicine. While the Company believes that its planned operations will be in material compliance with existing applicable laws, the Company's structure could be challenged as constituting the unlicenced practice of medicine and the enforceability of the legal agreements underlying the Company's structure could be limited. The inability to successfully restructure such contractual arrangements could have a material adverse effect on the Company.

Possible Adverse Effect of Government Regulations and Future Regulatory Changes Regarding the Internet. Although the Company's planned operations are not subject to any regulations governing the Internet, services which are provided via the Internet or the companies which provide such services, it is likely that, in the future, such regulations will be put in place. Although it is not possible to predict the extent of any such future regulations, and although management is not aware of any pending regulations which would be applicable to its planned business operations, it is possible that future or unforeseen changes may have an adverse impact upon the Company's ability to continue or expand its operations as presently planned. The extent of such regulations is impossible to predict, as is the potential impact upon the business operations of the Company in accordance with its business plan.

No Dividends. The Company has not paid any dividends nor, by reason of its present financial status and contemplated financial requirements, does it anticipate paying any dividends in the foreseeable future. See "DESCRIPTION OF SECURITIES."

The Internet Industry is Highly Competitive and Changing Rapidly, and the Company May Not Have the Resources to Compete Adequately. The number of Internet web sites offering health content, products and services is vast and increasing at a rapid rate. Lifen, Inc. will be competing with such other companies for users, advertisers, e-commerce and other sources of on-line revenue. In addition, traditional media and healthcare providers compete for business through traditional means as well as through new Internet initiatives. The Company believes that competition for health concerned consumers will continue to increase with the continuing development of the Internet. The Company will be competing with numerous Internet and non-Internet businesses for users, consumers, advertisers, e-commerce merchants, and affiliates. Many of these potential competitors have substantial competitive advantages over the Company, including the ability to offer a wider array of on-line products and services; larger operations, technical and marketing staffs and resources; greater name recognition; and larger customer and user bases.
Developing Market; New Entrants. The Company's future growth is dependent to a significant extent upon its ability to attract clients to its Wellness Center, derive revenue from sales of Internet based products and services primarily for health and wellness. The Internet market for these products and services is rapidly evolving, highly competitive, and is characterized by an increasing number of new market entrants. Demand and market acceptance for the Wellness Center and such products and services are subject to a high level of uncertainty, and there can be no assurance that their commercial acceptance will continue to grow.

Competition; Low Barriers to Entry. There is a very high level of competition among companies offering similar products and services on the Internet. The Company expects that new competitors that provide similar products and services and are technologically proficient, will emerge and will be competing with the Company. As is often the case, if the Company's plans prove successful it is likely that a number of other companies, virtually all of whom have greater financial resources and market recognition than the Company, will look to provide services similar to those planned by the Company. The Company does not have proprietary technology that would preclude or inhibit competitors from entering their markets. The Company intends to compete on the basis of price and the quality of its services. Further, the market for Internet development is relatively new and subject to continuing definition, and, as a result, the existing business of competitors may better position them to compete in this market as it matures. In addition, the Company will be competing with established companies as well as established industry leaders who seek to expand their marketing efforts to include the Internet. Consequently, the Company will be competing with many other companies for a share of the available market and no assurance can be given that in the future the Company will be able to achieve an adequate position to achieve commercial success or that such competition will not materially adversely affect the Company's business, results of operations and financial condition.

Risk of Obsolescence; Technological Change. All industries based upon innovative technology, such as Internet companies, are characterized by rapid technological advances, evolving industry standards in computer hardware and software technology, changes in customer requirements and frequent new developments and technological enhancements. As a result, the Company's ability to remain competitive will depend in significant part upon its ability to continually upgrade its systems and service to keep up with such technological advances and changes in a timely and cost-effective manner in response to both evolving demands of the marketplace and product/service offerings by its competitors. Should a technological breakthrough be made by a competitor of the Company, the technology upon which the Company has based its services could become obsolete and the Company could lose a significant share of its market unless it is able to redesign its systems to keep pace with developing technology. In addition, over the longer term, the Company s ability to remain competitive will depend in significant part upon its ability to develop and introduce, in a timely and cost-effective manner, enhancements to its basic products and services which incorporate new technological advances that provide a competitive advantage over its competition. Any delay or failure by the Company to develop new services or to adapt its services to technological change and market requirements could have a material adverse effect on the Company's financial condition and results of operation. There can be no assurance that the Company will be successful in keeping up with technological changes in the future or that it will have adequate financing to make necessary upgrades in its system and service in order to maintain a competitive advantage in the market, on a timely and cost-effective basis.
Nor can there be any assurance that the Company's competitors will not develop superior services or that such services will not achieve greater market acceptance than the Company's services.

Liability For Information Services. Because content made available by third parties may be downloaded by the online services operated by the Company and may be subsequently distributed to others, there is a potential that claims will arise against the Company for defamation, negligence or personal injury, or based on other theories due to the nature of such content. Such claims have been brought, and sometimes successfully asserted, against online service providers in the past. In addition, the Company could be exposed to liability with respect to the content and materials that may be posted by users in services offered by the Company. Such claims may include, among others, claims that by providing hypertext links to Internet sites operated by third parties, the Company is liable for wrongful actions by such third parties through such Internet sites. It is also possible that users could make claims against the Company for losses incurred in reliance on information provided on the Company's online services. Although the Company intends to carry general liability insurance, the Company's insurance may not cover potential claims of this type or may not be adequate to fully indemnify the Company. Any imposition of liability or legal defense expenses that are not covered by insurance or are in excess of insurance coverage could have a material adverse effect on the Company's business, results of operations and financial condition.

Dependence on Continued Growth of the Internet; Dependence on Internet Infrastructure. The Company's success is substantially dependent upon continued growth in the use of the Internet. There can be no assurance that the number of Internet users will continue to grow or that the use of the Internet will become more widespread. As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced services are subject to a high level of uncertainty. The Internet may not prove to be a viable commercial marketplace for a number of reasons, including lack of acceptable security technologies, lack of access and ease of use, reliability, congestion of traffic, inconsistent quality of service and lack of availability of cost-effective, high-speed service, potentially inadequate development of the necessary infrastructure, excessive governmental regulation, uncertainty regarding intellectual property ownership or timely development and commercialization of performance improvements, including high speed modems.

The Company's success also depends upon, among other things, the continued development of maintenance of a viable Internet infrastructure to support continued growth in the use of the Internet. The maintenance and improvement of this infrastructure will require timely development of products, such as high speed modems and communication equipment, to continue to provide reliable Internet access and improved content. The current Internet infrastructure may not be able to support an increased number of users or the decreased bandwidth requirements of users, and, as such, the performance or reliability of the Internet may be adversely affected.

 Lack of Public Market For Securities. There currently is no public market for the Company's securities, nor can there be any assurance that a public market will develop in the future.

Risks of Low-Priced Stocks And Possible Effect of "Penny Stock" Rules on Liquidity. It is likely that if the Company's stock is eligible to be traded in the future it will be defined as a "penny stock" under Rule 3a51-1 adopted by the Securities and Exchange Commission under the Securities Exchange Act of 1934. In general, a "penny stock" includes securities of companies which are not listed on the principal stock exchanges or the National Association of Securities Dealers Automated Quotation System ("NASDAQ") or National Market System ("NASDAQ NMS") and have a bid price in the market of less than $5.00; and companies with net tangible assets of less than $2,000,000 ($5,000,000 if the issuer has been in continuous operation for less than three years), or which has recorded revenues of less than $6,000,000 in the last three years. "Penny stocks" are subject to rule 15g-9, which imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and "accredited investors" (generally, individuals with net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses, or individuals who are officers or directors of the issuer of the securities). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, this rule may adversely affect the ability of broker-dealers to sell the Company's stock, and therefore may adversely affect the ability of the Company's stockholders to sell stock in the public market.
Shares Eligible for Future Sale. A total of 7,058,000 shares of Common Stock are presently issued and outstanding, of which in excess of 6,558,000 shares thereof are "restricted securities" as that term is defined under the Securities Act. Therefore, all such restricted shares must be held indefinitely unless subsequently registered under the Securities Act or an exemption from registration becomes available. One exemption which may be available in the future is Rule 144 adopted under the Securities Act. As of the date of this registration statement, 6,340,000 shares may be eligible for sale pursuant to Rule 144. Generally, under Rule 144 any person holding restricted securities for at least one year may publicly sell in ordinary brokerage transactions, within a 3 month period, the greater of one (1%) percent of the total number of the Company's shares outstanding or the average weekly reported volume during the four weeks preceding the sale, if certain conditions of Rule 144 are satisfied by the Company and the seller. Furthermore, with respect to sellers who are "non-affiliates" of the Company, as that term is defined in Rule 144 the volume sale limitation does not apply and an unlimited number of shares may be sold, provided the seller meets a holding period of 2 years. Sales under Rule 144 may have a depressive effect on the market price of the Company's securities, should a public market develop or continue for the Company's shares.

Forward Looking Statements. This document contains forward-looking statements. Readers are cautioned that all forward-looking statements involve risk and uncertainty. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this document will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved. (See "Forward Looking Statements", PART 1).

c) Reports to Security Holders

Prior to the filing of this registration statement on Form 10-SB, the Company was not subject to the reporting requirements of Section 13 (a) or 15 (d) of the Exchange Act. Upon effectiveness of this registration statement, the Company will file annual reports, which will include audited financial statements, and other required reports and such reports will be available to its shareholders.

The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that SEC Internet site is (http://www.sec.gov). The Company's Internet site is currently under development, but may be viewed as discussed in " ITEM 1,
Section III. Lifen, Inc.'s Web Site".

ITEM 2.  PLAN OF OPERATION

For a complete understanding, this Plan of Operation should be read in conjunction with Part 1, Item 1, Description of Business and Part F/S-Financial Statements to this Form 10-SB.

For the fiscal years ended August 31, 2000 and 1999, the total loss for the Company was $43,733 and $41,133, respectively. From inception, November 10, 1997, through August 31, 2000, the total loss was $85,377. These losses resulted from the Company's start-up expenses, initial market research activities, and initial web site development, which have been funded by Ameristar Group, Incorporated ("Ameristar") , an affiliate of two corporate shareholders of the Company (Refer to "ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS"), and by the private placement sale of shares of Common Stock totaling $45,000 in April, 2000 (Refer to" PART II. ITEM 4. RECENT SALE OF UNREGISTERED SECURITIES"). No assurance can be made that Ameristar will continue to fund the Company's operations or that the Company will be able to raise additional funds through the private placement sale of its securities. Although Ameristar has funded the Company's operations in the past, Ameristar is under no legal obligation to provide additional funding in the future.

The audit report accompanying the Company's financial statements for the fiscal years ended August 31, 2000 and 1999 contains a going concern qualification because the Company is in the development stage and needs additional capital to begin commercial operations. Refer to "RISK FACTORS" and the audit report and financial statements contained in "PART F/S".

For the nine month interim period ended May 31, 2001, the total loss for the Company was $69,239 compared to a loss of $30,986 for the comparable prior year period, an increased loss of $38,253. This increased loss resulted from increased consulting expenses of $6,494, increased professional fees of $24,165, increased rent expenses of $4,000, increased administrative expenses of $2,000 and increased miscellaneous expenses of $1,594. From inception, November 10, 1997 through May 31, 2001, the total loss was $154,616.

In regard to its capital requirements for the next twelve months, additional funding will be required and the Company plans to meet its immediate capital needs through private equity or debt financing. Issuing additional equity will result in dilution to the existing shareholders.

The Company is considered to be a development stage enterprise because it has not yet generated revenue from the sale of products or services. There have been no business operations since the date of incorporation. Since its inception, the Company has devoted all of its efforts to business research and development, the preparation of a business plan, planning development of a website and the search for sources of capital to fund its efforts.

In addition to the Company's projected expenses and cash flow, financing requirements will depend on other factors, such as the progress of its market research and development, any changes resulting from continuing research, development of new technology, and the economic impact of competition. The Company's future long-term capital requirements will depend significantly on the rate of its business growth, the introduction of services, and the success of such services after they are introduced. Projections of future long-term cash needs are subject to substantial uncertainty.

The Company's success in achieving profitability will depend on its ability to implement its marketing strategy and obtain the projected revenues from the sale of products and services, while not exceeding budgeted expenses. During the implementation of its business plan, the Company will be subject to all of the risks inherent in a growing business, including the need to provide reliable and effective products and services, to develop marketing expertise, and to effectively generate sales. In the event that the Company's projected market does not develop as anticipated, the Company's business, financial condition and results of operations would be materially adversely affected.

During the next twelve months, the Company intends to perform the activities required to establish its business operations, as described in "ITEM 1 (b) Business of Issuer". In executing its current plans, the Company's objectives will include the following:

     -- Create the Lifen Wellness Center
     -- Attract a sufficiently large membership base to sustain business operations
     -- Develop brand awareness
     -- Develop and provide desired services to individual and corporate clients
     -- Build an operations structure to support the business
     -- Further develop and expand the Lifen web site, and develop traffic -- Develop eCommerce business
     -- Establish strategic relationships
     -- Develop management information systems and technology to support operations
     -- Attract and retain qualified personnel

According to the Company's estimates, from $500,000 to $1,000,000 will be needed through the 12 months ending June 30, 2002 to establish these business operations, not including revenues from operations, which are not expected to materialize in significant amounts until the first or second calendar quarters of 2002 at the earliest. The amount of capital required would be reduced significantly if the Company finds a suitable existing facility for its initial operations.

Primary to the Company's solvency in the coming year is the sale of additional equity in the Company, continuing the Company's strategy of funding development through additional equity financing. These funds will be used to manage working capital requirements and to fund ongoing development costs.

Capital commitments for the next twelve months are minimal, and additional funds raised through private placements should be sufficient to meet the Company's obligations for that period and until the various planned activities described herein are able to create significant cash flow. The Company has received an audit opinion which includes a "going concern" risk. The Company is aware of this risk and plans to raise any necessary capital through the sale of additional equity. If additional capital is not readily available, the Company will be forced to scale back its development activities such that its income will exceed its expenses. Although this will greatly slow the Company's development, it will allow for the Company's survival. Notwithstanding the foregoing, there is substantial doubt regarding the Company's ability to continue as a going concern, and as such, the Company is substantially dependent upon its ability to raise sufficient capital to cover its development costs.

The Company plans to perform market research and development during the next twelve months regarding such considerations as determination of alternative sites for location of a Wellness Center in Westchester County, additional definition of services to be offered, and pricing of services. The Company does not contemplate the purchase or sale of plant and significant equipment such as that related to manufacturing. The Company intends to acquire fitness equipment and business equipment for its Wellness Center, and plans to consider various financing alternatives for such equipment acquisition. The Company's planned eCommerce business does not require the purchase of inventory.

The Company intends to hire employees during the next twelve months as its business plan is executed, which will be dependent on the Company's ability to raise the required funds. In the interim, the Company will rely on its management to perform the activities required for preliminary business development. The failure to attract and retain the required personnel would have a material adverse effect on the Company's business and results of operations.

Inflation

The Company is unable to accurately predict what effect, if any, inflation will have on business operations in the future. Further, the Company is unable to predict what effect any new services or products will have on future operations, since this will be an evolving part of its business.
Year 2000 Compliance

The Company has not experienced any problems to date or incurred any costs as a result of the Year 2000 issue.

ITEM 3.  DESCRIPTION OF PROPERTY

The Company is located at 444 Madison Avenue, New York, New York 10022, and the telephone number is (212) 750-7878. The Company is currently renting office space on a month to month basis from Ameristar Group, Incorporated, an affiliate of two corporate shareholders of the Company , at a monthly rental of $1,000 (SEE ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS).
The
Company currently has no material assets, and the Company does not own any real estate property.

ITEM 4.SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

The following table sets forth, as of the date of this registration statement, information with respect to (1) any person known by the Company to own beneficially more than five (5%) percent of the Company's Common Stock, based on 7,058,000 shares issued and outstanding as of the date of this registration statement (2) Common Stock owned beneficially by each officer or director of the Company and (3) the total of the Company's Common Stock owned beneficially, directly or indirectly, by the Company's officers and directors.

         Name and Address of Beneficial Owner  Number of Shares     Percent
of
                Owned (1) (2)          Class
          J.J. Kadele,
Inc. (4)
        37 Parkway East1,125,000          15.94%
         Yonkers, N.Y. 10701


      Pearlco (5)
       50 Pecan Valley Drive   808,300          11.45%
       New City, N.Y. 10956

      Robert Gordon*
     444 Madison Avenue, Suite 1710   760,000     10.77%
     New York, N.Y.  10022

     Dominick Artuso, M.D., F.C.C.M.*
     80 Beecher Street   500,000  7.08%
     Southbury, CT 06488

     William Cleary
     337 Walnut Lane       600,000            8.50%
     Cranford, NJ 07016

     John Messina (6)     568,000             8.04%
     11 Wyman Street
     Rye Brook, NY 10573

     Gera Laun*                                   25,000               .35%
     444 Madison Avenue, Suite 1710
     New York, N.Y.  10022

Officers and Directors as a group (3 persons) (3)
1,285,000          18.21%
     * Officer and/or Director
     _________________________________________

(1)     Persons known by the Company to own beneficially more than five
percent (5%) of the Company's      Common Stock.
(2)     Common Stock owned beneficially by each officer and director of the
Company.
(3)     The total number of shares of the Company's Common Stock owned
beneficially, directly or indirectly,      by the officers and directors of
the Company as a group.
(4)J.J. Kadele, Inc. is a private company of which Mr. Salvatore Messina is the sole Director, Officer and shareholder. He is the father of Joseph J. Messina and John Messina. Neither Joseph J. Messina nor John Messina have voting or dispositive control over the shares held by J.J. Kadele. See "ITEM
7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."
(5)Pearlco is a private company of which Mr. Rajesh Grover is the sole Director, Officer and shareholder.
(6) John Messina is the brother of Joseph J. Messina. See "ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
PERSONS

Name                                                     Age     Position
Robert Gordon                        65          President and Director
Dominick Artuso, M.D., F.C.C.M.          43          Vice President and
Director
Gera Laun                         36           Secretary and
Director
The Directors will serve until the next annual meeting of stockholders and until their successors are qualified and elected. The Officers are also appointed by, and serve at the will of, the Board of Directors. There are no family relationships among the Officers of the Company. There are at present no committees of the Board of Directors.

Officers and Directors

Robert Gordon is President and a Director. Mr. Gordon has also been Executive Vice President since 1999, and from 1996-1999, President and a Director of W3 Group, Inc., a public company. W3 Group, Inc. was formerly a wholesaler of imported men's apparel (divested in 1999) and currently without an active business, and seeking business opportunities. From 1993-1996 he was Executive Vice President of Contex, Inc., an investment banking and consulting firm in Naples, Florida. From 1990-1993, as Managing Director of a specialty apparel company, he was responsible for marketing and sales, finance, manufacturing, retail and mail order operations, MIS, strategic planning, organizational development, and re-structuring the business. From 1988-1989, Mr. Gordon was President and Chief Operating Officer of a public company that manufactured precision parts and performed engineering design services, and conducted technology research and development. Previously, he was Executive Vice President of a financial services firm, responsible for administration, business operations, and organizational development. Mr. Gordon also had a management consulting practice and performed broad based professional services which included strategic and financial planning, marketing and growth studies, business re-structuring, acquisition plans, implementation of new business strategies, MIS development, and training programs. Previously, Mr. Gordon was Director of Management Information Systems (MIS) for Kinney Shoe Corporation.

Mr. Gordon has conducted numerous business seminars and made presentations at many conferences. He received an Achievement Award from the International Association of Systems Management in recognition of his contribution to the business systems profession, and is also a past Chapter President. He was an advisor to Guidance International, a professional association of computer users. Mr. Gordon has a B.A. in Economics from Union College.

Dominick Artuso, M.D., F.C.C.M. is Vice President and a Director of the Company, and has been on staff as a general surgeon at the Westchester Medical Center in Valhalla, NY since 1994. Dr. Artuso has specialized in Bariatrics since 1999 and the mission of the Bariatric department is to perform Gastric Bypass Surgery ("stomach Stapling") for morbidly obese patients. The care and preparation of the morbidly obese patient is unique, complex, and involves a multi disciplinary approach, which Dr. Artuso has been very involved in.

Dr. Artuso graduated from the University of Notre Dame, Indiana with a Bachelor of Science degree. He then graduated from the Cetec University in Santo Domingo, Dominican Republic with an M.D. degree. His specialty is General Surgery with special training in trauma and surgical critical care. He developed and directed two Level II Trauma Centers; one in Ft. Meyers, Florida and one in Waterbury, Connecticut.

At this time Dr. Artuso's efforts are concentrated on the treatment of obesity. Presently he and his team members have been performing Gastric Bypass Surgery laprascopically, one of less than 12 centers in the USA performing it in that manner. In the last twelve months, they have modified and improved the procedure three times, with each modification being reported nationally. Besides these reports, Dr. Artuso reported on the results of their surgery at the American Bartatric Society meeting in June 2000 in Memphis, Tenn.

In addition to surgery for morbid obesity, Dr. Artuso has been performing extensive counseling to obese patients. This counseling has taken the form of nutritional advice including nutritional supplements and herbal remedies for weight loss and various illnesses. The counseling has also included psychological evaluation and subsequent treatment courses. Also included in the counseling is exercise and activity recommendations. Presently Dr. Artuso is implementing acupuncture and hypnotism to the total wellness program provided to obese individuals.

Gera Laun is Secretary and a Director of the Company. Since 1992, Ms. Laun is also Secretary and Treasurer of Ameristar Capital Corporation, an equipment leasing company. She was Secretary of Concorde Strategies Group, Inc., and from 1985 to 1992 was Manager, Processing Department of Vendor Funding Co., Inc., an equipment leasing and asset based lending company. Previously, Ms. Laun was Manager, Mail Order Catalog/Retail for La Shack, Inc.

ITEM 6.  EXECUTIVE COMPENSATION

The Company has paid consulting fees totaling $6,500 to its President during the year ended August 31, 2000 and $3,350 during the nine month period ended May 31, 2001. No other compensation has been paid to any of the Company's Officers and Directors. There are no written agreements between the Company and any of its Officers, and there are no agreements with Directors for the payment of Director fees. The Company does not presently have any pension plan, profit sharing plan, or similar plans for the benefit of its Directors, Officers or employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company currently rents office space on a month to month basis from Ameristar Group, Incorporated, an affiliate of Remsen Group, Ltd. and Wilmont Holdings Corp., two corporate shareholders of the Company, at a rate of $1,000 per month. In addition, Ameristar is currently providing administrative services on a month to month basis to the Company at a monthly cost of $2,000 and has advanced funds for operating expenses. The total expenses incurred by the Company from Ameristar for the years ended August 31, 2000 and 1999, and from inception, November 11, 1997 through August 31, 2000 are $27,500, $16,616, and $46,524, respectively. At August 31, 2000, accounts payable due to Ameristar was $15,072 (See Note 4 to Financial Statements for fiscal year ended August 31, 2000). The terms of the current agreement with Ameristar for the use of office space and administrative services include a commencement date of January 1, 2000, termination by either party with 30 days written notice, a monthly cost of $1,000 for the use of office space, and for the use of business equipment, including personal computers, photocopier, fax, telephones, and basic office supplies, a monthly cost of $3,500 for the period January 1, 2000 through April 30, 2000, and thereafter a monthly cost of $2,000. Any extraordinary expenses incurred by Ameristar on behalf of the Company will be billed to the Company at cost (Refer to Exhibit Number 6, "Agreement with Ameristar Group Incorporated").

The total expenses incurred by the Company from Ameristar for the nine month period ended May 31, 2001 and 2000, and from inception, November 10, 1997 through May 31, 2001 are $27,000, $7,616 and $73,524, respectively (See Note 4 to Financial Statements for Interim Period ended May 31, 2001).

Remsen Group, Ltd. is a company principally owned and controlled by Martin I. Saposnick and Wilmont Holdings Corp. is a company principally owned and controlled by Joseph J. Messina. Messrs. Saposnick and Messina are Officers and Directors of Ameristar Group Incorporated and, having taken initiative in setting up the Company, may be deemed founders of the Company. John Messina, brother of Joseph J. Messina, is not an affiliate of Joseph J. Messina or any of his affiliates (Refer to "ITEM 4. SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT" and Footnote Number 4, 5 and 6 thereto). Salvatore Messina, father of Joseph J. Messina and John Messina is not an affiliate of Joseph J. Messina or any of his affiliates and is not an affiliate of John Messina.

In July, 2001, Messrs. Thomas Cerabona, Henry A. Gallo, Charles F. Glassman and Ronald J. Brescia returned 150,000, 150,000, 140,000 and 90,000 shares of Common Stock respectively that they had owned to the Company for no consideration. They are not currently involved in the business and Messrs. Cerabona, Gallo, and Glassman are no longer Officers of the Company. The total number of shares outstanding has been reduced accordingly.

ITEM 8.  DESCRIPTION OF SECURITIES

Common Stock

The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock, par value $.0001 per share of which 7,058,000 shares are issued and outstanding as of the date of this registration statement. The holders of Common Stock (I) have equal and ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the
Company: (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have pre-emptive, subscription or conversion rights (there are no redemption or sinking fund provisions applicable thereto); and (iv) are entitled to one non-cumulative vote per Share on all matters which shareholders may vote at all meetings of shareholders. All shares of Common Stock now outstanding are fully paid for and non-assessable. There are no provisions in the Articles of Incorporation or By-laws which would have an effect of delaying, deferring, or preventing a change in control of the Company and that would operate only with respect to an extraordinary corporate transaction involving the Company, such as a merger, reorganization, sale, or transfer of all or substantially all of the Company's assets, or a liquidation.

Preferred Stock

The authorized capital stock of the Company consists of 10,000,000 shares of Preferred Stock, $.0001 par value per share of which no shares are issued and outstanding. The Preferred Stock is issuable in one or more series by authority of the Board of Directors, without shareholder approval. The Board of Directors has the authority to determine the rights, privileges, and preferences of any such series so designated by the Board. Such Preferred Stock may rank prior in right to the Common Stock with respect to payment of dividends and return of capital in the event of dissolution, liquidation or winding up of the Company.

Non-cumulative Voting

The holders of shares do not have cumulative voting rights, which means that the holders of more than 50 percent of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and in such event, the holders of the remaining shares will not be able to elect any of the Company's directors. As of the date of this registration statement, present management own approximately 18.21 percent of the issued and outstanding shares of Common Stock.

PART II

ITEM 1.MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
EQUITY AND
RELATED STOCKHOLDER MATTERS.

As of the date of this registration statement, there is no public market for the Company's securities. Upon effectiveness of this registration statement, the Company intends to apply for a listing of its Common Stock on the OTC Bulletin Board. There can be no assurance that the OTC Bulletin Board will approve the listing application or, if the application is approved, that a market will develop for the Company's Common Stock. In the event that the Company's listing application is approved, its Common Stock may be thinly traded, if traded at all, until such time as the Company achieves full operation and has significant revenue.

As of the date of this registration statement, there were 37 record holders of the Company's Common Stock.

The Company has no outstanding options or warrants to purchase, or securities convertible into, shares of the Company's Common Stock. There are currently 6,340,000 shares of the Company's Common Stock that may be eligible for future sale by shareholders pursuant to Rule 144 under the Securities Act ( See Page 18 , "RISK FACTORS, Shares Eligible for Future Sale"). There are no shares of the Company's Common Stock that are currently being publicly offered, or proposed to be publicly offered.

The Company has not paid any cash dividends since its inception and does not anticipate paying dividends in the foreseeable future. It is anticipated that earnings, if any, will be retained for the operation of the Company's business.

ITEM 2.  LEGAL PROCEEDINGS

The Company, or any officer or director, is not a party to any litigation, nor to the knowledge of management, is any litigation currently pending or contemplated against the Company or any of its officers or directors in their capacity as such.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None.

ITEM 4.  RECENT SALE OF UNREGISTERED SECURITIES

The following transactions describe the sale of unregistered securities by the Company during the last three years. All of the shares were sold privately by the Company and not offered to the public, and were not registered under the Securities Act of 1933 (the "Act"), as amended. All shares listed below were sold as restricted shares except for the 500,000 shares sold under Rule 504 of Regulation D of the Securities Act of 1933, as amended, included in paragraph
(c) below.

(a) On January 9, 1998, the Company issued a total of 2,250,000 shares of its Common Stock to two founders who had performed organizational services on behalf of the Company including filing articles of incorporation, by-laws, and state documents. The shares were issued in consideration for cancellation of debt owed by the Company, at the agreed upon rate of $.0001 per share.

(b) On October 30, 1998, the Company issued a total of 2,750,000 shares of its Common Stock to four parties who had performed services on behalf of the Company related to the proposed ThinkTanks business venture. Those parties had developed a preliminary plan to create an Internet based, content driven, multi-point Video Conferencing system, offering live, interactive connectivity to communities of users worldwide. They had researched the marketplace, reviewed systems and technical requirements, and worked with hardware and software vendors. The shares were issued in consideration for cancellation of debt owed by the Company, at the agreed upon rate of $.0001 per share. After the Company ended its involvement with ThinkTanks, those four parties agreed to return their shares to the Company, and all of the 2,750,000 shares were subsequently canceled.
 .
The shares described in (a) and (b) above were issued in reliance on the exemption from registration provided by Section 4 (2) of the Act. The parties who received the shares are sophisticated investors who were knowledgeable about the Company's operations and financial condition at the time of receipt of the shares and were able to evaluate the risks and merits of receipt of the shares, and, in the case of the parties receiving stock for services, each of them agreed to accept the shares as compensation for the services they had performed.

(c) On November 5, 1998, the Company completed a private placement offering of its Common Stock pursuant to the exemption from the registration provisions of the Securities Act of 1933, as amended, afforded by Section 3 (b) of the Act and Rule 504 of Regulation D promulgated thereunder. Under the terms of that offering, the Company issued 500,000 shares of its Common Stock in exchange for the satisfaction of $25,000 in debts owed by the Company to four parties who had performed services on behalf of the Company. Those parties had evaluated the ThinkTanks proposed venture, reviewed and revised the preliminary business plan, researched the marketplace, reviewed systems and technical considerations and made recommendations regarding the feasibility of the proposed business. The Company did not receive any cash proceeds from this offering, and the 500,000 shares were issued at the agreed upon rate of $.05 per share.

(d) On March 3, 1999, the Company issued 2,325,200 shares of its Common Stock to eight parties who had performed services on behalf of the Company. The shares were issued in consideration of debt owed by the Company, at the agreed upon rate of $.0001 per share, and the shares were sold in reliance on the exemption provided by Section 4 (2) of the Act. The parties had begun development of a conceptual plan for a health and wellness business, preliminary outline of a web site, identification of wellness business considerations, analysis of existing related businesses including health and fitness clubs, destination spas, day spas, nutrition and beauty products.

The Company provided full disclosure of its business plan, capitalization and risk factors of investing to the eight investors. The Company has a reasonable basis to believe each investor is accredited. All shares were issued as restricted, and the certificates bear the customary restrictive legend under rule 144 of the Securities Act of 1933. For these transactions, the Company relied on the Section 4(2) exemption from the Section 5 registration requirement of the Securities Act of 1933.

(e) On March 15, 2000, the Company issued 1,219,800 shares of its Common Stock to ten parties who had performed services on behalf of the Company. The shares were issued in consideration of debt owed by the Company, at the agreed upon rate of $.0001 per share, and the shares were sold in reliance on the exemption provided by Section 4 (2) of the Act. The parties further developed the health and wellness concept and plan, had many discussions with physicians whose practices included treatment and surgery for obese and overweight patients; had discussions with health and fitness professionals regarding corporate wellness programs, design, marketing, and operational considerations for a wellness center facility; discussions regarding Westchester County, New York as the location for the first wellness center; services to be provided by the Company; discussions regarding the possible modification of fitness equipment for obese patients; discussions regarding the potential interest in the Company's services by insurance companies; review of health care regulatory requirements related to the Company's proposed business; and preliminary design of a web site.

The Company provided full disclosure of its business plan, capitalization and risk factors of investing to the ten investors. The Company has a reasonable basis to believe each investor is accredited. All shares were issued as restricted, and the certificates bear the customary restrictive legend under rule 144 of the Securities Act of 1933. For these transactions, the Company relied on the section 4(2) exemption from the Section 5 registration requirement of the Securities Act of 1933.

(f) During April, 2000, the Company sold 45,000 shares of its Common Stock at a price of $1.00 per share to three investors in a private placement, with total proceeds received of $45,000. There were no expenses for this placement, and the shares were sold pursuant to the exemption from the registration provisions of the Securities Act of 1933, as amended, afforded by Rule 504 of Regulation D promulgated thereunder.

(g) On October 2, 2000, the Company issued 660,000 shares of its Common Stock to six parties who had performed services on behalf of the Company. The shares were issued in consideration of debt owed by the Company, at the agreed upon rate of $.0001 per share, and the shares were sold in reliance on the exemption provided by Section 4 (2) of the Act. The parties discussed the wellness services to be offered, the consideration of the sale of holistic products, the need to offer nutritional counseling, review of existing wellness businesses, and review of considerations for a Westchester County location.

The Company provided full disclosure of its business plan, capitalization and risk factors of investing to the six investors. The Company has a reasonable basis to believe each investor is accredited. All shares were issued as restricted, and the certificates bear the customary restrictive legend under rule 144 of the Securities Act of 1933. For these transactions, the Company relied on the Section 4(2) exemption from the Section 5 registration requirement of the Securities Act of 1933.

Subsequent to May 31, 2001, in July, 2001, Messrs. Thomas Cerabona, Henry A.
Gallo, Charles F.      Glassman and Ronald J. Brescia returned 150,000,
150,000, 140,000, and 90,000 shares of Common      Stock respectively to the
Company for no consideration (Refer to PART I, ITEM 7, "CERTAIN RELATIONSHIPS
AND RELATED TRANSACTIONS"). The total of 530,000 shares was canceled      by
the Company and the total number of shares of Common Stock outstanding was reduced by that amount.

(h) On October 6, 2000, the Company sold 10,000 shares of its Common Stock to one investor at a price of $1.00 per share, which was paid for in cash totaling $5,000 and services totaling $5,000. The shares were sold in reliance on the exemption provided by Section 4 (2) of the Act. The services consisted of additional review and assistance with revision of the Company's preliminary business plan.

The investor was informed of the Company's business plan and risks of investment through his work with management on revision of the Company's business plan. The Company has a reasonable basis to believe this investor is accredited.

(i) In November, 2000, the Company sold a total of 30,000 shares of its Common Stock to two investors at a price of $.50 per share and received
total proceeds in the amount of $15,000. These shares were sold      in
reliance on the exemption provided by Section 4 (2) of the Act. Of the total of 30,000 shares sold, one investor purchased 10,000 shares on November
8, 2000 and a Vice President of the Company purchased      20,000 shares on
November 28, 2000.

The Company provided full disclosure of its business plan, capitalization and risk factors of investing to the two investors. The Company has a reasonable basis to believe each investor is accredited (one by net worth standard, the second by being an executive officer of the Company). All shares were issued as restricted, and the certificates bear the customary restrictive legend under rule 144 of the Securities Act of 1933. For these transactions, the Company relied on the Section 4(2) exemption from the Section 5 registration requirement of the Securities Act of 1933.

(j)In January, 2001, the Company sold 48,000 shares of its Common Stock to five investors who are immediate relatives of a Vice President of the Company, at a price of $.50 per share and received total proceeds in the amount of $24,000. These shares were sold in reliance on the exemption provided by
Section 4 (2) of the Act. Of the total of 48,000 shares sold, one investor purchased 10,000 shares and another investor purchased 4,000 shares on January 2, 2001; one investor purchased 20,000 shares on January 4, 2001; one investor purchased 4,000 shares on January 22, 2001; and one investor purchased 10,000 shares on January 24, 2001.

The Company provided full disclosure of its business plan, capitalization and risk factors of investing to the five investors. The Company has a reasonable basis to believe three of the investors are accredited (two by net worth standard, the third by being an executive officer of the Company). The Company has a reasonable basis to believe that the remaining two investors are experienced in investing in startup companies and can fend for themselves as sophisticated non-accredited investors, having been provided full disclosure about the Company and the risks of investment. All shares were issued as restricted, and the certificates bear the customary restrictive legend under rule 144 of the Securities Act of 1933. For these transactions, the Company relied on the Section 4(2) exemption from the Section 5 registration requirement of the Securities Act of 1933.

(k)In May, 2001, the Company sold 500,000 shares of its Common Stock to one investor at a price of $.50 per share. The Company received proceeds in the amount of $100,000 in May, 2001, $50,000 in June and $50,000 in July,
2001, for a total of $200,000 and the balance remaining in the amount of $50,000 is due on August 15, 2001. These shares were sold in reliance on the exemption provided by Section 4(2) of the Act.

The Company provided full disclosure of its business plan, capitalization and risk factors of investing to this investor. The shares were issued as restricted, and the certificates bear the customary restrictive legend under rule 144 of the Securities Act of 1933. For this transaction, the Company relied on the Section 4(2) exemption from the Section 5 registration requirement of the Securities Act of 1933.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Articles of Incorporation and Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by the General Corporation Law of Delaware, including circumstances in which indemnification is otherwise discretionary under Delaware law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or recission. Section 145 of the General Corporation Law of Delaware provides for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons, under certain circumstances, for certain liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933 (the "Securities Act"). These provisions generally permit indemnification of directors and officers against certain costs, liabilities and expenses of any threatened, pending, or completed action, suit or proceeding that any such person may incur by reason of serving in such positions if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such persons had been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

PART F/S

Audited Financial Statements for the years ended August 31, 2000 and 1999 are submitted herein on Pages F-1 to F-10, and Unaudited Interim Financial Statements for the nine month periods ended May 31, 2001 and 2000 are submitted herein on Pages F-11 to F-17.

      PART F/S

LIFEN,  INC.
(A  DEVELOPMENT  STAGE  COMPANY)
INDEX  TO  FINANCIAL  STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2000 AND 1999
AND FROM INCEPTION NOVEMBER 10, 1997 TO AUGUST 31, 2000





                                                       Page


     Report of Independent Certified Public Accountant.                    F-2

     Balance Sheet as of August 31, 2000.                              F-3

     Statement of Operations for the years ended
     August 31, 2000 and 1999, and from inception
     November 10, 1997 to August 31, 2000.                         F-4

     Statement of Stockholders' Equity (Deficit) from
     inception November 10, 1997 to August 31, 2000.                    F-5

     Statement of Cash Flows for the years ended
     August 31, 2000 and 1999, and from inception
     November 10, 1997 to August 31, 2000.                         F-6

     Notes to Financial Statements                                   F  7-11

INDEPENDENT  AUDITOR'S  REPORT

To the Board of Directors
Lifen, Inc.


I have audited the accompanying balance sheet of Lifen, Inc. (A Development Stage Company) as of August 31, 2000 and the related statement of operations, stockholders' equity and cash flow for the two years then ended and for the period from November 10, 1997 (inception) to August 31, 2000. These Financial Statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly in all material respects, the financial position of Lifen, Inc. as of August 31, 2000 and results of operations, changes in stockholders' equity and cash flows for the two years then ended and from November 10, 1997 (inception) to August 31, 2000, in conformity with generally accepted accounting principles.

The accompanying Financial Statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 5 to the Financial Statements, the Company is in the development stage and needs additional funds for them to implement their plan of operations. This condition raises substantial doubt about its ability to continue as a going concern. Management's plans regarding this matter are also described in Note 5. The Financial Statements do not include any adjustments that might result from the outcome of this uncertainty.



                                        /s/ Sanford H. Feibush
                                        Certified Public Accountant
Monsey,  New York
September  15,  2000 except for
Notes 5 and 6 which are dated
May 31, 2001

LIFEN,  INC.
(A  DEVELOPMENT  STAGE  COMPANY)
BALANCE  SHEET  AS  OF  AUGUST  31,  2000


ASSETS

                                                       2000
Current Assets:
Cash                                                  $          94
     Total Current Assets                                               94

Equipment - Net of Depreciation of $-0-                                1,180

     Total Assets                                        $     1,274



LIABILITIES AND STOCKHOLDERS'  (DEFICIT)


Current Liabilities:
Accounts Payable                                             $   17,771
     Total Current Liabilities                                        17,771

Stockholders' (Deficit)
Preferred Stock, par value  $.0001
   Authorized  10,000,000  shares, no
   Shares issued and outstanding
-
Common Stock, par value  $.0001
   Authorized  25,000,000  shares
   Issued and outstanding  6,340,000
shares                                       634
Additional Paid-in capital                                            68,245
Deficit accumulated during development stage
(85,377)
Stockholders' (Deficit)                                           (16,497)

     Total Liabilities and Stockholders' (Deficit)
$    1,274





The Accompanying Notes are an integral part of these Financial Statements.

LIFEN,  INC.
(A  DEVELOPMENT  STAGE  COMPANY)
STATEMENT  OF  OPERATIONS
FOR  THE  YEARS  ENDED  AUGUST  31,  2000  AND  1999
AND  FROM  INCEPTION  NOVEMBER  10,  1997  TO  AUGUST  31,  2000


                                                   From  Inception
                                                   Nov.  10,  1997
                                                             to
                                   2000                1999          August
30,  2000


Revenue:                         $         -           $      -
$          -

Expenses:
Market Research                               -
25,000              25,000
Consulting                                10,322
508              10,830
Write Off of Offering Costs                          -
15,546              15,546
Rent                                       8,000
-                     8,000
Administrative                           22,000
-                   22,000
Miscellaneous                             3,411
79                4,001

     Total Expenses                      43,733          41,133
85,377


Net Loss before Provision
  For Income Taxes                     (43,733)         (41,133)
(85,377)

Provision for Income Taxes                          -
-                        -

     Net Loss                    $    (43,733)     $  (41,133)     $
(85,377)

Basic Loss per Share                          $(.01)
$(.01)            $(.02)


Weighted Average Number
   Shares Outstanding                      5,492,850      3,316,733
3,990,580



The Accompanying Notes are an integral part of these Financial Statements.

LIFEN,  INC.
(A  DEVELOPMENT  STAGE  COMPANY)
STATEMENT  OF  STOCKHOLDERS'  EQUITY  (DEFICIT)
FROM  INCEPTION  NOVEMBER  10,  1997  TO  AUGUST  31,  2000

                                Common  Stock          Additional
                               Par Value  $.0001        Paid-In      Retained
                             Shares     Amount         Capital       (Deficit)
January 1998 - Shares Issued
   For Services @ $.0001 per share      2,250,000     $    225     $
-          $      -
Loss for Year Ended
   August 31,
1998
       (511)

Balance - August 31, 1998            2,250,000           225
-                  (511)

October 1998 Shares Issued
   for Services @ $.0001 per share        2,750,000           275
-                  -

Cancellation of Shares Issued
   October  1998 @ $.0001 per share     (2,750,000)          (275)
-                  -

November 1998 Shares issued for
   services net of expenses
   @ $.05 per share                   500,000             50
23,250             -

March 1999 Shares Issued
   for Services @ $.0001 per share     2,325,200           232
-                 -

Loss for the Year ended
   August 31,
1999
(41,133)

Balance - August 31, 1999           5,075,200           507
23,250         (41,644)

March 2000 Shares Issued
   for Services @ $.0001 per share     1,219,800           122
-                  -

April 2000 Shares Issued Private
   Placement @ $1.00 per share           45,000               5
44,995             -

Loss for Year Ended
   August 31,
2000
(43,733)

Balance - August 31, 2000            6,340,000     $     634     $  68,245
$  (85,377)


The Accompanying Notes are an integral part of these Financial Statements.

LIFEN,  INC.
(A  DEVELOPMENT  STAGE  COMPANY)
STATEMENT  OF  CASH  FLOWS  FOR  THE  YEARS  ENDED
AUGUST  31,  2000  AND  1999  AND
FROM  INCEPTION  NOVEMBER  10,  1997  TO  AUGUST  31,  2000

                                                  From  Inception
                                                  Nov.  10,  1997
                                                            to
                                    2000                1999          August
31,  2000
Cash Flows from Operating Activities:
Net (Loss)                         $  (43,733)     $  (41,133)     $  (85,377)

Adjustments to reconcile net (loss) to
   Net cash used in operating activities:
Market Research                             -               25,000
25,000
      Consulting                              122
232               580
Changes in operating assets & liabilities:
Accounts Payable                            (115)          17,601
17,771

     Net Cash Flows from
        Operating Activities                   (43,726)
1,700         (42,026)

Cash Flows from Investing Activities:
Purchase Equipment                          (1,180)
-                 (1,180)

     Net Cash Flows from
        Investing Activities                     (1,180)
-                (1,180)

Cash Flows from Financing Activities:
Issuance Common Stock                    45,000             -
45,000
Offering Expenses
(1,700)           (1,700)

     Net Cash Flow from Financing
        Activities                         45,000         (17,245)
43,300

Net Increase (decrease) in Cash                      94
-                      94

Cash - Beginning of Year                       -
-                    -

Cash - End of Year                    $          94     $      -
$         94



The Accompanying Notes are an integral part of these Financial Statements.

      LIFEN,  INC.
(A  DEVELOPMENT  STAGE  COMPANY)
NOTES  TO  FINANCIAL  STATEMENTS
AUGUST  31,  2000
Note  1  -  Organization
Lifen, Inc. (the "Company") was incorporated under the laws of the state of Delaware on November 10, 1997 under the name Digivision International, Ltd. The Company's name was changed to Lifen, Inc. on June 22, 2000. To date, the Company has had no commercial operations and has been engaged in the development of its business plan, market research, initial web site development, and seeking initial financing in order to commence commercial operations.

Note  2  -  Summary of Significant Accounting Policies:
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates relate to the valuation allowance in connection with deferred tax assets. Actual results could differ from those estimates.

Property and Equipment
Property and equipment is stated at cost. Depreciation is provided for on the straight-line method over the estimated useful life. The cost of maintenance and repairs is charged to operations as incurred.

Accounting for Impairment of Long-Lived Assets
In accordance with SFAS 121, the Company has adopted a policy of recording an impairment loss on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

Organization Costs
The Company has adopted SOP 98-5, "Reporting on the Costs of Start-up Activities", which requires that all costs of start-up activities and organization costs be expensed as incurred. The Company expects that the adoption of SOP 98-5, which is effective for fiscal years beginning after December 15, 1998, will not have a material effect on its financial statements.

Web Site Development
In March 2000, the Emerging Issues Task Force issued No. 00-02 ("EITF 00-02"), "Accounting for Web Site Development Costs." EITF 00-02 states that all costs relating to software used to operate a web site and relating to development of initial graphics and web page design should be accounted for using Statement of Position ("SOP") 98-1. Under this SOP, costs incurred in the preliminary project stage should be expensed as incurred, as should most training and data conversion costs. External direct costs of materials and services and internal direct payroll-related costs should be capitalized once certain criteria are met. EITF 00-02 is effective for all fiscal quarters beginning after June 30, 2000. The Company's accounting policy for internal-use software, as required by SOP 98-1, incorporated the requirements of EITF 00-02. To date, no significant costs have been incurred.

      LIFEN,  INC.
(A  DEVELOPMENT  STAGE  COMPANY)
NOTES  TO  FINANCIAL  STATEMENTS
AUGUST  31,  2000

Income Taxes
The Company records deferred income taxes using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and income tax basis of the Company's assets and liabilities. An allowance is recorded, based on currently available information, when it is more likely than not that any or all of a deferred tax asset will not be realized. The provision for income taxes includes taxes currently payable, if any, plus the net change during the period presented in deferred tax assets and liabilities recorded by the Company.

Per Share Data
The Company has adopted the standards set by the Financial Accounting Standards Board and computes earnings per share data in accordance with SFAS No. 128 "Earning per Share." The basis per share data has been computed on the loss for the period divided by the historic weighted average number of shares of common stock outstanding. There are no potentially dilutive securities which would be included in computation of fully diluted earnings per share.

Note  2  -  Income Taxes
There is no provision for Federal or State Income Taxes for the years ended August 31, 2000 and 1999, since the Company has incurred losses from inception. Additionally, the Company has reserved fully for any potential tax benefits resulting from its carryforward operating losses. Deferred tax assets at August 31, 2000 and 1999 consist of the following:
                                             2000             1999

          Net Operating loss carryforward          $  34,150     $  16,650
          Valuation allowance                       (34,150)        (16,650)
                                        $     -0-         $     -0-

As of August 31, 2000, the Company has net operating loss carryfowards of approximately $89,000 which expire in various years from 2012 through 2015.

Note  3  -  Common Stock
On January 9, 1998, the Company issued 2,250,000 shares of its common stock to two founders of the Company for services valued at $225.

On October 30, 1998, the Company issued 2,750,000 shares of its common stock to four individuals for services to be performed. The agreement was canceled and the shares of common stock were returned and canceled.

On November 5, 1998, the Company completed a private placement offering of its common stock, Pursuant to Rule 504 under Regulation D, the Company issued 500,000 shares of its common stock in satisfaction of $25,000 owed to four parties who had performed services on behalf of the Company.

On March 3, 1999, the Company issued 2,325,200 shares of its common stock to eight parties for services performed on behalf of the Company, valued at $232.

F-8
LIFEN,  INC.
(A  DEVELOPMENT  STAGE  COMPANY)
NOTES  TO  FINANCIAL  STATEMENTS
AUGUST  31,  2000

On March 15, 2000, the Company issued 1,219,800 to ten parties for services performed on behalf of the Company, valued at $122.

During April, 2000, the Company sold 45,000 shares of its common stock at $1.00 per share to three investors in a private placement, pursuant to Rule 504 under Regulation D, and received total proceeds of $45,000.

Note  4  -  Related Party Transactions
Ameristar Group, Incorporated ("Ameristar") is a corporation that is affiliated to two corporate shareholders of the Company and is considered to be a related party.

Ameristar rents office space to the Company on a month to month basis, at a rate of $1,000 per month. In addition, Ameristar has provided administrative service for the Company and advanced funds for operating expenses. The total expenses incurred by the Company from Ameristar for the years ended August 31, 2000 and 1999, and from inception November 11, 1997 through August 31, 2000 are $27,500, $16,616 and $46,524, respectively. At August 31, 2000 accounts payable due Ameristar was $15,072.

Note  5  -  Going Concern
Lifen, Inc. is considered to be a development stage company. Since inception, the Company has been engaged in the development of its business plan, market research and initial web site development. At August 31, 2000, the Company had incurred losses during the development stage of $85,377 and through May 31, 2001 cumulative losses are $154,616. Approximately $28,950 of the cumulative losses have been non-cash services in exchange for common stock in the Company. The balance of the losses, approximately $125,700, were funded by the private placements of common stock, which totaled $189,000 as of May 31, 2001. Primary to the Company's solvency in the coming year is the sale of additional equity in the Company, continuing the Company's strategy of funding development through additional equity financing. These funds will be used to manage working capital requirements and to fund ongoing development costs. Capital commitments for the next twelve months are minimal, and additional funds raised through private placements should be sufficient to meet the Company's obligations for that period and until the various planned activities are able to create significant cash flow. The Company plans to raise any necessary capital through the sale of additional equity. If additional capital is not readily available, the Company will be forced to scale back its development activities such that its income will exceed its expenses. Although this will greatly slow the Company's development, it will allow for the Company's survival. Notwithstanding the foregoing, there is substantial doubt regarding the Company's ability to continue as a going concern, and as such, the Company is substantially dependent upon its ability to raise sufficient capital to cover its development costs.

Note  6  -  Subsequent Events
On October 2, 2000, the Company issued 660,000 shares of its common stock to six individuals for consulting services performed, valued at $.0001 per share, or $66. On October 6, 2000, the Company sold $10,000 shares of its Company stock to one investor at $1.00 per share. The Company received $5,000 in cash and services totaling $5,000.



F-9
LIFEN,  INC.
(A  DEVELOPMENT  STAGE  COMPANY)
NOTES  TO  FINANCIAL  STATEMENTS
AUGUST  31,  2000

In November, 2000, the Company sold 30,000 shares of its common stock to two individual investors at a price of $.50 per share and received total proceeds of $15,000.

In January, 2001, the Company sold 48,000 shares of its common stock to five individual investors at a price of $.50 per share and received total proceeds of $24,000.

In May, 2001, the Company sold 500,000 shares of its common stock to one individual investor at a price of $.50 per share. In May, 2001, the Company received proceeds of $100,000 for 200,000 shares. The remaining balance of $150,000 for 300,000 shares is due in three equal installments of $50,000 on June 15, July 15 and August 15, 2001. A payment of $50,000 was received in June, 2001 and a payment of $50,000 was received in July, 2001.

Note  7  -  Supplemental Disclosure to Cash Flow Statement
                                                  From  Inception
                                                  Nov.  10,  1997
                                                             to
                                   2000                1999          August
31,  2000
Cash paid during the period for:
     Interest                         $      -           $      -
$        -
     Income Taxes                    $      -           $      -
$        -
Non Cash Transactions:
     Common stock issued for consulting
     Services and market research          $       122     $    25,232
$      25,579




















F-10
LIFEN, INC.
(A DEVELOPMENT STAGE COMPANY)
UNAUDITED FINANCIAL STATEMENTS FOR THE
NINE MONTHS ENDED MAY 31, 2001 AND 2000 AND FROM
INCEPTION, NOVEMBER 10, 1997 TO MAY 31, 2001

INDEX TO FINANCIAL STATEMENTS


Balance Sheet as of May 31, 2001F-12

Statement of Operations for the nine months ended
May 21, 2001 and 2000 and from inception
November 10, 1997 to May 31, 2001F-13

Statement of Cash Flows for the years ended
May 31, 2001 and 2000, and from inception
November 10, 1997 to May 31, 2001F-14

Notes to Financial StatementsF-15 - 16

Statement re: Computation of Per Share Earnings - Exhibit 11F-17


























F-11
LIFEN,  INC.
(A  DEVELOPMENT  STAGE  COMPANY)
BALANCE  SHEET  AS  OF  MAY  31,  2001


ASSETS

                                                             2001
                                                       (Unaudited)
Current Assets:
Cash                                                  $   66,485
Prepaid Expenses                                                    3,541

     Total Current Assets                                             70,026

Equipment - Net of Accumulated
   Depreciation of $ 177                                               1,003

     Total Assets                                             $   71,029


LIABILITIES AND STOCKHOLDERS'  (DEFICIT)


Current Liabilities:
Accounts Payable                                             $     7,700

     Total Current Liabilities                                          7,700

Stockholders' (Deficit)
Preferred Stock, par value  $.0001
   Authorized  10,000,000  shares, no
   Shares issued and outstanding
-
Common Stock, par value  $.0001
   Authorized  25,000,000  shares
   Issued and outstanding  7,588,000
shares                                        759
Additional Paid-in capital                                           367,186
Deficit accumulated during development stage
(154,616)
Less:  Receivable for shares sold
(150,000)
                                                  63,329

     Total Liabilities and Stockholders' (Deficit)                         $
71,039




F-12


LIFEN,  INC.
(A  DEVELOPMENT  STAGE  COMPANY)
STATEMENT  OF  OPERATIONS
FOR  THE  NINE MONTHS  ENDED  MAY  31,  2001  AND  2000
AND  FROM  INCEPTION  NOVEMBER  10,  1997  TO  MAY  31,  2001



                                                   From  Inception
                                                   Nov.  10,  1997
                                                             to
                                    2001                2000           May
31,  2001
                              (Unaudited)     (Unaudited)        (Unaudited)

Revenue:                         $         -           $      -
$          -

Expenses:
Market Research                               -
-                   25,000
Consulting                                16,316            9,822
27,146
Professional Fees                           24,165
-                   24,165
Rent                                       9,000            5,000
17,000
Administrative                           18,000          16,000              40,
000
Write Off of Offering Costs                    -
-                   15,546
Miscellaneous                             1,758
164                5,759

     Total Expenses                      69,239          30,986
154,616


Net Loss before Provision
  For Income Taxes                          (69,239)
(30,986)           (154,616)

Provision for Income Taxes                          -
-                        -

     Net Loss                    $    (69,239)     $  (30,986)     $
(154,616)


Basic Loss per Share                          $(.01)          $(.02)
$(.03)


Weighted Average Number
   Shares Outstanding                      7,041,111      5,491,800
5,816,905






F-13


LIFEN,  INC.
(A  DEVELOPMENT  STAGE  COMPANY)
STATEMENT  OF  CASH  FLOWS  FOR  THE  NINE  MONTHS  ENDED
MAY  31,  2001  AND  2000  AND
FROM  INCEPTION  NOVEMBER  10,  1997  TO  MAY  31,  2001

                                                  From  Inception
                                                  Nov.  10,  1997
                                                            to
                                     2001                2000            May
31,  2001
                              (Unaudited)     (Unaudited)        (Unaudited)
Cash Flows from Operating Activities:
Net (Loss)                         $  (69,239)     $  (30,986)     $
(154,616)

Adjustments to reconcile net (loss) to
   Net cash used in operating activities:
      Depreciation                              177
-                      177
      Market Research                             -
-                 25,000
      Consulting                           5,065
121              5,645
Changes in operating assets & liabilities:
Prepaid Expenses                          (3,541)
-                  (3,541)
Accounts Payable                        (10,071)
(5,271)              7,700

     Net Cash Flows from
        Operating Activities                   (77,609)
(36,136)         (119,635)

Cash Flows from Investing Activities:
Purchase Equipment                             -
-                   (1,180)

     Net Cash Flows from
        Investing Activities                        -
-                   (1,180)

Cash Flows from Financing Activities:
Issuance Common Stock                   144,000          45,000
189,000
Offering Expenses                              -
-                   (1,700)

     Net Cash Flow from
       Financing Activities                   144,000
45,000          187,300

Net Increase (decrease) in Cash                66,391
8,864            66,485

Cash - Beginning                                 94
-                   - 0 -

Cash - Ending                    $    66,485     $      8,864     $     66,485



F-14
LIFEN,  INC.
(A  DEVELOPMENT  STAGE  COMPANY)
NOTES  TO  FINANCIAL  STATEMENTS
MAY  31,  2001

Note  1  -  Basis of Presentation
The accompanying unaudited interim financial statements of Lifen, Inc., have been prepared in accordance with generally accepted accounting principles and the rules of the Securities and Exchange Commission ("SEC"), and should be read in conjunction with the audited financial statements and notes thereto contained in the Company's latest Annual Report, for the fiscal year ended August 31,2000. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements which would substantially duplicate the disclosure contained in the audited financial statements for the most recent fiscal year 2000, have been omitted.

Note  2  -  Income Taxes
There is no provision for Federal or State Income Taxes for the periods ended May 31, 2001 and 2000. Deferred tax assets at May 31, 2001 and 2000 consist of the following:
                                             2001             2000
          Net Operating loss carryforward          $  59,846     $  12,599
          Valuation allowance                       (59,846)        (12,599)
                                        $     -0-         $     -0-
Note  3  -  Common Stock
On October 2, 2000, the Company issued 660,000 shares of its common stock to six individuals for consulting services performed, valued at $.0001 per share, or $66. On October 6, 2000, the Company sold $10,000 shares of its Company stock to one investor at $1.00 per share. The Company received $5,000 in cash and services totaling $5,000.

In November, 2000, the Company sold 30,000 shares of its common stock to two individual investors at a price of $.50 per share and received total proceeds of $15,000.

In January, 2001, the Company sold 48,000 shares of its common stock to five individual investors at a price of $.50 per share and received total proceeds of $24,000.

In May, 2001, the Company sold 500,000 shares of its common stock to one individual investor at a price of $.50 per share. In May, 2001, the Company received proceeds of $100,000 for 200,000 shares. The remaining balance of $150,000 for 300,000 shares is due in three equal installments of $50,000 on June 15, July 15, and August 15, 2001.Subsequent to May 31,2001, a payment of $50,000 was received in June, 2001, and a payment of $ 50,000 was received in July 2001.

Note  4  -  Related Party Transactions
The total expenses incurred by the Company from Ameristar for the nine months ended May 31, 2001 and 2000, and from inception November 11, 1997 through May 31, 2001 are $27,000, $7,616 and $73,524, respectively.




F-15

LIFEN,  INC.
(A  DEVELOPMENT  STAGE  COMPANY)
NOTES  TO  FINANCIAL  STATEMENTS
MAY  31,  2001


Note  5  -  Supplemental Disclosure to Cash Flow Statement
                                                  From  Inception
                                                  Nov.  10,  1997
                                                             to
                                   2001                2000            May
31,  2001
Cash paid during the period for:
     Interest                         $      -           $      -
$        -
     Income Taxes                    $      -           $      -
$        -
Non Cash Transactions:
     Common stock issued for consulting
     Services and market research          $    5,069     $        121
$      30,649































F-16
LIFEN,  INC.
(A  DEVELOPMENT  STAGE  COMPANY)

EXHIBIT  11

STATEMENT  RE:  COMPUTATIONS  OF  PER  SHARE  EARNINGS

Net loss per common share is computed by dividing the net loss available to common shareholders for the period by the weighted average number of common shares outstanding for the period. The Company has no common stock equivalents (convertible preferred stock, options, or warrants) issued or outstanding as of the date of this registration statement.

                             Fiscal Year Ended                 From Inception
                         August 31,       August 31,        November 10, 1997
to
                             2000           1999            August 31, 2000

Numerator:
     Net loss available to
     Common Shareholders     $  (43,733)     $  (41,133)          $  (85,377)

Denominator:
     Weighted Average
     Common Shares          5,492,850     3,316,733          3,990,580

Net loss per Common Share          $  (.01)     $  (.01)          $  (.02)



                             Nine Month Period               From Inception
                             Ended  May 31,             November 10, 1997 to
                             2001           2000             May  31, 2000

Numerator:
     Net loss available to
     Common Shareholders     $  (69,239)     $  (30,986)          $  (154,616)

Denominator:
     Weighted Average
     Common Shares          7,041,111     5,491,800          5,816,905

Net loss per Common Share          $  (.01)     $  (.01)          $  (.03)

      PART III

ITEM 1. INDEX TO EXHIBITS.

The Exhibits listed and described below in Item 2 are filed herein as part of this registration statement.

ITEM 2. DESCRIPTION OF EXHIBITS.

The following documents are filed herein as Exhibit Numbers 2,3,5,6, and 7 as required by Part III of Form 1-A:

EXHIBIT NUMBER          DESCRIPTION
     2.0          Charter and By-Laws.
     2.1 Certificate of Incorporation filed with Secretary of State of Delaware on November 10, 1997.
     2.2 Certificate for Renewal and Revival of Charter filed with Secretary of State of Delaware on December 27, 1999.
     2.3 Certificate of Amendment of the Certificate of Incorporation filed with Secretary of State of Delaware on June 22, 2000, changing the corporation name to Lifen, Inc.
     2.4          By-Laws.
     3.  NONE     Instruments Defining the Rights of Security Holders.
     5.  NONE      Voting Trust Agreement.
     6.           Material Contracts: Agreement with Ameristar Group
Incorporated.
     11.               Statement Re: Computation of Per Share Earnings. Note:
this Exhibit is included                     in PART F/S with the Financial
Statements for the interim nine month period                      ended May
31, 2001.
SIGNATURES
In accordance with Section 12 of the Securities and Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Lifen, Inc.

     /s/ Robert Gordon
     Robert Gordon, President
September 17, 2001













                	EXHIBIT NUMBER 2.1

                                        (Stamped)
                                        State of Delaware
                                        Secretary of State
                                        Division of Corporations
                                        Filed 09:00 AM 11/10/1997
                                        971382127- 2811491

CERTIFICATE OF INCORPORATION
OF
DIGIVISION INTERNATIONAL, LTD.

FIRST: The name of the corporation is DIGIVISION INTERNATIONAL, LTD.

SECOND: Its principal place of business in the State of Delaware is to be located at 1313 North Market Street, Wilmington County of New Castle, State of Delaware, 19801. The registered agent in charge thereof is The Company Corporation at the same address as above.

THIRD: The nature of the business and the objects and purposes proposed to be transacted, promoted and carried on, are to do any and all things herein mentioned, as fully and to the same extent as natural persons might or could do, and in any part of the world, viz:

"The purpose of the corporation is to engage in any lawful act or activity for which corporation may be organized under the General Corporation Law of Delaware."

FOURTH: The Corporation shall be authorized to issue a total of THIRTY-FIVE MILLION shares of capital stock, which shall be issued in TWO (2) CLASSES of Stock as follows: One Class shall be designated as COMMON STOCK and shall be the voting stock of the Corporation. The total number of COMMON STOCK Shares which the corporation is authorized to issue is TWENTY-FIVE MILLION (25,000,000), with a par value of one hundredth of one cent ($0.0001) each. The other Class of stock which the Corporation shall have authority to issue shall be designated as PREFERRED STOCK, and shall be non-voting stock of the Corporation. The total number of PREFERRED STOCK Shares which the Corporation shall have authority to issue shall be TEN (10,000,000) MILLION SHARES which shall have a par value of one hundredth of one cent ($0.0001) each and which may be issued in series. The terms, conditions and character of these PREFERRED STOCK Shares shall be fixed by the Board of Directors of the corporation prior to the time any of such PREFERRED STOCK shares are issued by the corporation.

FIFTH: The name and mailing address of the incorporator is as follows:

           Regina Cephas    1313 N. Market Street, Wilm., DE 19801-1151

SIXTH: The powers of the incorporator are to terminate upon filing of the certificate of incorporation, and the name and mailing address of the persons who will serve as directors until the first annual meeting of stockholders or until successors are elected and qualify is as follows:

Simone V. Palazzolo, Esq., 444 Madison Avenue, Suite 1710, New York, NY 10022

SEVENTH: The Directors shall have the power to make and to alter or amend the By-Laws: to fix the amount to be reserved as working capital and to authorize and cause to be executed mortgages and liens without limit as to the amount upon the property and franchise of the Corporation.
With the consent in writing and pursuant to a vote of the holders of a majority of the capital stock issued and outstanding, the Directors shall have the authority to dispose, in any manner, of the whole property of this Corporation.

The by-laws shall determine whether and to what extent the accounts and books of this Corporation, or any of them shall be open to the inspection of the stockholders; and no stockholder shall have any right of inspecting any account, or book or document of the Corporation, except as conferred by the laws or by-laws or by resolution of the stockholders.

The stockholders and directors shall have power to hold their meetings and keep books and records outside of the State of Delaware, at such places as may be from time to time designated by the by-laws or by resolution of the stockholders or directors, except as otherwise required by the laws of Delaware.

It is the intention that the objects, purposes and powers specified in the third paragraph hereof shall, except where otherwise specified in said paragraph, be nowise limited or restricted by reference to or inference from the terms of any other clause or paragraph in this certificate of incorporation, but that the objects, purposes and powers specified in the Third paragraph and in each of the clauses or paragraphs of this charter shall be regarded as independent objects, purposes and powers.

EIGHTH: No director shall be personally liable to the corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director, except (I) for breach of the directors duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) pursuant to Section 174 of the Delaware General Corporation Law, or
(iv) for any transaction from which the director derived an improper personal benefit. No amendment or repeal of this Article Eighth shall apply to or have any effect on the liability or alleged liability of any director of the corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

I, THE UNDERSIGNED, for the purpose of forming a Corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein are true; and that I have accordingly hereunto set my hand.
DATED AT: 11/10/97
STATE OF DELAWARE
COUNTY OF NEW CASTLE

/s/ Regina Cephas










     EXHIBIT NUMBER 2.2

State of Delaware
Office of the Secretary of State
___________________________

     I, EDWARD J. FREEL, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE
CERTIFICATE OF
RENEWAL OF 'DIGIVISION INTERNATIONAL, LTD.", FILED IN THIS OFFICE ON THE TWENTY-SEVENTH DAY OF DECEMBER, A.D. 1999, AT 9 O'CLOCK A.M.
     A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW
CASTLE
COUNTY RECORDER OF DEEDS.

                         (SEAL)          /EDWARD J. FREEL,
Edward J. Freel, Secretary of State
                                   Authentication: 0196411
                                   Date: 01-12-00







STATE OF DELAWARE
CERTIFICATE FOR RENEWAL
AND REVIVAL OF CHARTER

                     Digivision International, Ltd.,         a corporation
organized under the laws of Delaware, the charter of which was voided for non-payment of taxes, now desires to procure a restoration, renewal and revival of its charter, and hereby certifies as follows:
     1.  The name of this corporation is Digivision International, Ltd.

     2.Its registered office in the State of Delaware is located at 1013
Centre Road, City of  Wilmington, DE   Zip Code 19805 County of New Castle the
name and address of its registered agent is The Company Corporation.

     3. The date of filing of the original Certificate of Incorporation in Delaware was November 10, 1997.

     4.  The date when restoration, renewal, and revival of the charter of
this company is to  commence is the 23rd   day of November, 1999    , same
being prior to the date of the expiration of the charter. This renewal and revival of the charter of this corporation is to be perpetual.

     5.  This corporation was duly organized and carried on the business
authorized by its charter until the 1st   day of March    A.D. 1999, at which
time its charter became inoperative and void for non-payment of taxes and this certificate for renewal and revival is filed by authority of the duly elected directors of the corporation in accordance with the laws of the State of Delaware.

     IN TESTIMONY WHEREOF, and in compliance with the provisions of Section 312 of the General Corporation Law of the State of Delaware, as amended,
providing for the renewal, extension and restoration of charters,   Robert
Gordon, President     The last and acting authorized officer hereunto set
his/her hand to this certificate this 23rd day of   November 1999.

By:    /s/ Robert Gordon
     Authorized Officer

                              Name:    Robert Gordon
                                   Print or Type

                              Title: President
































           EXHIBIT NUMBER 2.3


STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

    Digivision International, Ltd.,      a corporation organized and existing
under and by virtue of the General Corporation Law of the State of Delaware. DOES HEREBY CERTIFY: FIRST: That at a meeting of the Board of Directors of
Digivision International, Ltd.     resolutions were duly adopted setting forth
a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended
by changing the Article thereof numbered "    First"    so that, as amended,
said Article shall be and read as follows:    The name of the corporation is
Lifen, Inc.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said     Digivision International, Ltd.     Has caused
this certificate to be signed by   Robert Gordon   , an Authorized Officer,
this   21st   day of   June     , 2000.

                                   By:     /s/ Robert Gordon
                                           Authorized Officer

                                   Title:   President

                                   Name: Robert Gordon
                                        Print or Type
(Stamped)
State of Delaware
Secretary of State
Division of Corporations
Filed 03:30 PM 06/22/2000
001318953- 2811491





BYLAWS
Of
DIGIVISION INTERNATIONAL, LTD.
Stockholders

Section 1. Time and Place of Meetings of Stockholders. Unless the time and place of the annual meeting of stockholders for the purpose of electing directors and transacting such other business as may be brought before the meeting are changed by the board of directors, as may be done from time to time, provided that all legal requirements for such change and notice to shareholders are observed, such annual meeting of stockholders of the corporation shall be held at such place as the board of directors may designate, on the last Monday in November in each year, if not a legal holiday, and if a legal holiday, then on the next succeeding Monday which is not a legal holiday, or such later time as may be designated by the Board of Directors.

Special meetings of the stockholders may be called by the board of directors to be held at such time and place and for such purpose or purposes as are specified in such call or by the holders of not less than one-third of all of the outstanding shares of the capital stock of the corporation upon the filing with the secretary by such stockholders of a written application for such meeting stating the time and purpose of such. The board of directors shall designate the place at which special meetings of stockholders called by the stockholders shall be held.

Section 2. Notice of Meetings of Stockholders. It shall be the duty of the secretary to cause notice of each annual or special meeting to be mailed to all stockholders of record as of the record date as fixed by the board of directors for the determination of stockholders entitled to vote at such meeting. Such notice shall indicate briefly the action to be taken at such meeting and shall be mailed to the stockholders at the addresses of such stockholders as shown on the books of the corporation at least 20 days preceding the meeting.

Section 3. Quorum. At any meeting of the stockholders the holders of one-half of all of the outstanding shares of the stock of the corporation, present in person or represented by proxy, shall constitute a quorum of the stockholders for all purposes, unless the representation of a larger number shall be required by law, and, in that case, the representation of the number so required shall constitute a quorum. If the holders of the amount of stock necessary to constitute a quorum shall fail to attend in person or by proxy at the time and place fixed in accordance with these bylaws for an annual or special meeting, a majority in interest of the stockholders present in person or by proxy may adjourn, from time to time, without notice other than by announcement at the meeting, until holders of the amount of stock requisite to constitute a quorum shall attend. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally notified.

Section 4. Organization. The chair of the board, or in his absence the vice-chair of the board, or the president, in the order named, shall call meetings of the stockholders to order, and shall act as chair of such meeting; provided, however, that the board of directors or executive committee may appoint any stockholder to act as chair of any meeting in the absence of the chairman of the board.

The secretary of the corporation shall act as secretary at all meetings of the stockholders; but in the absence of the secretary at any meeting of the stockholders the presiding officer may appoint any person to act as secretary of the meeting.

Section 5. Voting. At each meeting of the stockholders, every stockholder shall be entitled to vote in person, or by proxy appointed by instrument in writing, subscribed by such stockholder or by his duly authorized attorney, and delivered to the inspectors at the meeting; and he shall have one vote for each share of stock standing registered in his name at the date fixed by the board of directors pursuant to section 4 of Article V of these bylaws. The votes for directors, and, upon demand of any stockholder, or where required by law, the votes upon any question before the meeting, shall be by ballot.

At least 20 days before each meeting of the stockholders for electing directors, a full, true and complete list, in alphabetical order, of all of the stockholders entitled to vote at such election, showing the address of each stockholder, and indicating the number of shares held by each, shall be furnished and held open for inspection in such manner, as is required by law. Only the persons in whose names shares of stock stand on the books of the corporation at the date fixed by the board of directors pursuant to section 4 of Article V of these bylaws, as evidenced in the manner provided by law, shall be entitled to vote in person or by proxy on the shares so standing in their names.

Prior to any meeting, but subsequent to the date fixed by the board of directors pursuant to section 4 of Article V of these bylaws, any proxy may submit his powers of attorney to the secretary, or to the treasurer, for examination. The certificate of the secretary, or of the treasurer, as to the regularity of such powers of attorney, and as to the number of shares held by the persons who severally and respectively executed such powers of attorney, shall be received as prima facie evidence of quorum at such meeting and of organizing the same, and for all other purposes.

Section 6. Consent in Lieu of Meetings: Unless otherwise prohibited by applicable law, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

Board of Directors

Section 1. Number and Term of Office. The business and the property of the corporation shall be managed and controlled by the board of directors. The directors of the corporation shall be elected annually by the stockholders and shall hold office until the next annual meeting of stockholders and until their respective successors are duly elected and qualified. The number of directors shall be fixed at three (3). In case of any increase of the number of directors, the additional director or directors shall be elected by the board of directors or by the stockholders at an annual or special meeting. Each such additional director shall serve for the term for which he shall have been elected, and until his successor shall have been duly chosen.

Section 2. Vacancies. In case of any vacancy in the board of directors through death, resignation, disqualification or other cause, a successor to hold office for the unexpired portion of the term of the director whose place shall be vacant, and until the election of his successor, shall be elected by a majority of the board of directors then in office, though less than a quorum, or by the stockholders at an annual or special meeting.
Section 3. Place of Meetings, etc. The board of directors may hold its meetings, and may have an office and keep the books of the corporation (except as otherwise may be provided for by law) in such place or places in the state of New York or outside of the state of New York, as the board from time to time may determine.
Section 4. Regular Meetings. Regular meetings of the board of directors shall be held on the day of the annual meeting of stockholders after the adjournment of such meeting. No notice shall be required for any such regular meeting of the board.

Section 5. Special Meetings. Special meetings of the board of directors shall be held whenever called by direction of the chair or vice-chair of the board, or the president, or one-third of the directors then in office. The secretary shall give notice of each special meeting by mailing the same at least two days before the meeting, or by telegraphing the same at least one day before the meeting, to each director; but such notice may be waived by any director. Unless otherwise indicated in the notice, any and all business may be transacted at a special meeting. At any meeting at which every director shall be present, even though without any notice, any business may be transacted.

Section 6. Quorum. Only the total number of directors shall constitute a quorum for the transaction of business; but if at any meeting of the board there be less than a quorum present, a majority of those present may adjourn the meeting from time to time. The affirmative vote of at least one-half of all the directors then in office shall be necessary for the passage of any resolution.

Section 7. Consent in Lieu of Meeting. Unless otherwise prohibited by applicable law, any action required or permitted to be taken at any meeting of the board of directors, or of any committee thereof, may be taken without a meeting if all members of the board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the board or committee.

Section 8. Conference Telephone. One or more directors may participate in a meeting of the board, or a committee of the board or of the stockholders, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other; participation in this manner shall constitute presence in person at such meeting.

Section 9. Order of Business. At meetings of the board of directors business shall be transacted in such order as, from time to time, the board may determine by resolution. At all meetings of the board of directors, the chair of the board, or in his absence the vice-chair of the board, or the president, in the order named, shall preside.

Section 10. Compensation of Directors. Each director of the corporation who is not a salaried officer or employee of the corporation, or of a parent, subsidiary or affiliate of the corporation, shall receive such allowances for serving as a director and such fees for attendance at meetings of the board of directors or the executive committee or any other committee appointed by the board as the board may from time to time determine.

Section 11. Election of Officers. At the first regular meeting of the board of directors in each year (at which a quorum shall be present) held next after the annual meeting, the board of directors shall proceed to the election of the principal officers of the corporation.

Officers

Section 1. Officers. The principal officers of the corporation shall be chosen by the directors and shall be a President, Secretary, and a Treasurer. The board of directors or any committee or officer designated by it may appoint such other officers as it or he shall deem necessary, who shall have such authority and shall perform such duties as from time to time may be assigned to them by or with the authority of the board of directors. One person may hold two or more offices, except that the offices of president and secretary may not be held by the same person. In its discretion, the board of directors may leave unfilled any office except those of president, treasurer and secretary.

All officers, agents and employees shall be subject to removal at any time by the board of directors. All officers, agents and employees, other than officers elected by the board of directors, shall hold office at the discretion of the committee or of the officer appointing them.

Each of the salaried officers of the corporation shall devote his entire time, skill and energy to the business of the corporation, unless the contrary is expressly consented to by the board of directors or the executive committee.

Section 2. Powers and Duties of the President. The President shall be the chief executive officer of the corporation; he shall preside at all meetings of the stockholders and directors; he shall have general and active management of the business of the corporation. The president shall keep the board of directors and the executive committee fully informed and shall freely consult them concerning the business of the corporation in his charge. The president may sign and execute all authorized bonds, contracts, checks or other obligations in the name of the corporation, and with the treasurer or an assistant treasurer may sign all certificates of the shares in the capital stock of the corporation. The president shall do and perform such other duties as from time to time may be assigned to him by the chairman of the board of directors, the board itself or the executive committee.

Section 3. Powers and Duties of Treasurer. Subject to the officer designated by the board of directors, the treasurer shall have custody of all the funds and securities of the corporation which may have come into his hands; when necessary or proper he shall endorse, or cause to be endorsed, on behalf of the corporation, for collection, checks, notes and other obligations, and shall cause the deposit of same to the credit of the corporation in such bank or banks or depositary as the board of directors may designate or as the board of directors by resolution may authorize; he shall sign all receipts and vouchers for payments made to the corporation other than routine receipts and vouchers, the signing of which he may delegate; he shall sign all checks made by the corporation; provided, however, that the board of directors may authorize and prescribe by resolution the manner in which checks drawn on banks or depositaries shall be signed, including the use of facsimile signatures, and the manner in which officers, agents or employees shall be authorized to sign; unless otherwise provided by resolution of the board of directors, he shall sign with an officer-director all bills of exchange and promissory notes of the corporation; he may sign with the president or a vice-president all certificates of shares in the capital stock; whenever required by the board of directors, he shall render a statement of his cash account; he shall enter regularly, in books of the corporation to be kept by him for the purpose, full and accurate account of all moneys received and paid by him on account of the corporation; he shall, at all reasonable times, exhibit his books and accounts to any director of the corporation upon application at his office during business hours; and he shall perform all acts incident to the position of treasurer. The treasurer need not give any bond for the faithful discharge of his duties unless so directed by the board of directors.

Section 4. Powers and Duties of Secretary. The secretary shall keep the minutes of all meetings of the board of directors, and the minutes of all meetings of the stockholders, and also (unless otherwise directed by the board of directors) the minutes of all committees, in books provided for that purpose; he shall attend to the giving and serving of all notices of the corporation; he may sign with an officer-director or any other duly authorized person, in the name of the corporation, all contracts authorized by the board of directors or by the executive committee, and, when so ordered by the board of directors or the executive committee, he shall affix the seal of the corporation to such; he shall have charge of the certificate books, transfer books and stock ledgers, and such other books and papers as the board of directors or the executive committee may direct, all of which shall, at all reasonable times, be open to the examination of any director, upon application at the secretary's office during business hours; and he shall in general perform all the duties incident to the office of secretary, subject to the control of the chairman of the board of directors, the board itself and the executive committee.

Section 5. Voting upon Stocks. Unless otherwise ordered by the board of directors or by the executive committee, any officer-director or any person or persons appointed in writing by any of them, shall have full power and authority in behalf of the corporation to attend and to act and to vote at any meetings of stockholders of any corporation in which the corporation may hold stock, and at any such meeting shall possess and may exercise any and all the rights and powers incident to the ownership of such stock, and which, as the owner, the corporation might have possessed and exercised if present. The board of directors or the executive committee, by resolution, from time to time, may confer like powers upon any other person or persons.

Stock Certificates-Dividends-Etc.

Section 1. Certificates of Shares. The certificates for shares of the stock of the corporation shall be in such form, not inconsistent with the certificate of incorporation, as shall be prepared or be approved by the board of directors. No certificate shall be valid unless it is signed by the president or a vice-president, and either the treasurer or an assistant treasurer, or the secretary or an assistant secretary, but where such certificate is signed by a registrar other than the corporation or its employee the signatures of any such president, vice-president, treasurer, assistant treasurer, secretary or assistant secretary and, where authorized by resolution of the board of directors, any transfer agent may be facsimiles. In case any such president, vice-president, treasurer, assistant treasurer, secretary, assistant secretary or transfer agent of the corporation who shall have signed, or whose facsimile signature or signatures shall have been placed upon, any such certificate shall cease to be such president, vice-president, treasurer, assistant treasurer, secretary, assistant secretary or transfer agent of the corporation before such certificate shall have been issued, such certificate may be issued by the corporation with the same effect as though the person or persons who signed such certificate, or whose facsimile signature or signatures shall have been placed thereupon, were such president, vice-president, treasurer, assistant treasurer, secretary, assistant secretary or transfer agent of the corporation at the date of issue.

All certificates shall be consecutively numbered. The name of the person owning the share represented thereby, with the number of such shares and the date of issue, shall be entered on the corporation's books.
All certificates surrendered to the corporation shall be canceled, and no new certificate shall be issued until the former certificate for the same number of shares of the same class shall have been surrendered and canceled, except in accordance with procedures established by the board of directors or where required by law.

Section 2. Transfer of Shares. Shares in the stock of the corporation shall be transferred only on the books of the corporation by the holder in person, or by his attorney, upon surrender and cancellation of certificates for a like number of shares.

Section 3. Regulations. The board of directors, and the executive committee also, shall have power and authority to make all such rules and regulations as respectively they may deem expedient, concerning the issue, transfer and registration of certificates for shares of the stock of the corporation.

The board of directors or the executive committee may appoint one or more transfer agents or assistant transfer agents and one or more registrars of transfers, and may require all stock certificates to bear the signature of a transfer agent or assistant transfer agent and a registrar of transfers. The board of directors or the executive committee may at any time terminate the appointment of any transfer agent or any assistant transfer agent or any registrar of transfers.

Section 4. Fixing Record Date for Determination of Stockholders' Rights. The board of directors is authorized from time to time to fix in advance a date, not exceeding 20 days preceding the date of any meeting of stockholders, or the date for the payment of any dividend, or the date for the allotment of rights, or the date when any change or conversion or exchange of capital stock shall go into effect, as a record date for the determination of the stockholders entitled to notice of, and to vote at, any such meeting and any adjournment, or entitled to receive payment of any such dividend, or to any such allotment of rights, or to exercise the rights in respect of any such change, conversion or exchange of stock, and in such case such stockholders and only such stockholders as shall be stockholders of record on the date so fixed shall be entitled to such notice of, and to vote at, such meeting and any adjournment, or to receive payment of such dividend, or to receive such allotment of rights, or to exercise such rights, as the case may be notwithstanding any transfer of any stock on the books of the corporation after any such record date fixed as stated.

Section 5. Dividends. Upon their unanimous vote, the board of directors may from time to time declare such dividends as they shall deem advisable and proper, subject to such restrictions as may be imposed by law.
Section 6. Facsimile Signatures. In addition to the provisions for the use of facsimile signatures elsewhere specifically authorized in these bylaws, facsimile signatures of any officer or officers of this corporation may be used whenever and as authorized by the board of directors or the executive committee.

Section 7. Corporate Seal. The board of directors shall provide a suitable seal, containing the name of the corporation, which seal shall be in charge of the secretary. If and when so directed by the board of directors or by the executive committee, duplicates of the seal may be kept and be used by the treasurer or by any assistant secretary or assistant treasurer.

Miscellaneous Provisions

Section 1. Fiscal Year. The fiscal year shall begin on the first day of January of each year.

Section 2. Waiver of Notice. Whenever any written notice is required by statute, or by the certificate or bylaws of this corporation, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Except in the case of a special meeting of the stockholders, neither the business to be transacted at nor the purpose of the meeting need be specified in the waiver of notice of such meeting. Attendance of a person, either in person or by proxy, at any meeting, except where a person attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was not lawfully called or convened.

Section 3. Amendments. The board of directors shall have power to adopt, amend and repeal the bylaws at any regular or special meeting of the board, provided that notice of intention to adopt, amend or repeal the bylaws in whole or in part shall have been included in the notice of meeting; or, without any such notice, by a vote of two-thirds of the directors then in office.

Section 4. Vacancies. Any vacancies occurring in any office of the corporation by death, resignation, removal or otherwise, shall be filled by the Board of Directors.

Section 5. Resignations. Any director of other officer may resign at anytime, such resignation to be I writing, and to take effect from the time of its receipt by the corporation, unless some time be fixed in the resignation and then from that date. The acceptance of a resignation shall not be required to make it effective.

Section 6. Corporate Records. Any stockholder of record, in person or by attorney or other agent, shall upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholder, and its other books and records, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent shall be the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing which authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office in this state or at its principal place of business.
Section 7. Annual Statement. The President and Board of Directors shall present at each annual meeting a full and complete statement of the business affairs of the corporation for the preceding year. Such statement shall be prepared and presented in whatever manner the Board of Directors shall deem advisable and need not be verified by a certified public accountant.

Liability of Officers and Directors

No officer or director shall be personally liable to the corporation or its stockholders for monetary damages for any breach of fiduciary duty by such person as an officer or director, except (i) for breach of the directors duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) pursuant to Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the officer or director derived an improper personal benefit. No amendment or repeal of this Article shall apply to or have any effect on the liability or alleged liability of any officer or director of the corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. The Company shall indemnify its officers and directors against any liability in their capacity as such to the full extent provided by the Laws of the State of Delaware.




































EXHIBIT NUMBER 6




Ameristar Group Incorporated                              444 Madison Avenue
                                                  Suite 1710
                                                  New York, NY 10022
                                                  212-750-7878
                                                  212-750-2326




December 27, 1999

Digivision International, Ltd.
444 Madison Avenue
Suite 1710
New York,N. Y.  10022

Gentlemen:

Ameristar Group, Incorporated ("Ameristar") hereby agrees to provide the use of its office space, as designated, to Digivision International, Ltd. ("Digivision") for administrative use and web site development, at a monthly cost of $1,000. This arrangement will commence on January 1, 2000, on a month to month basis, and may be terminated by either party with 30 days written notice.

Ameristar further agrees to provide secretarial, administrative and technical services, and use of businees equipment, including personal computers, photocopier, fax , telephones, and basic office supplies at a monthly cost of $3,500, for the period of January 1 through April 30, 2000. Commencing on May 1, 2000, the monthly cost of the aforementioned services will be $2,000. Any extraordinary expenses incurred by Ameristar on behalf of Digivision will be billed to Digivision at cost. This arrangement will commence on January 1, 2000, on a month to month basis, and may be terminated by either party with 30 days written notice.



 For Ameristar Group Incorporated                                     For
Digivision International, Ltd.

/s/ Joseph J. Messina                               /s/ Robert Gordon
Joseph J. Messina                              Robert Gordon
President                                   Vice President